Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

of

Crystal Rock Holdings, Inc.

at

$0.97 Per Share

by

CR Merger Sub, Inc.

a wholly-owned subsidiary of

Cott Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 20, 2018 UNLESS THE OFFER IS EXTENDED.

CR Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Cott Corporation, a Canadian corporation (“Cott”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), of Crystal Rock Holdings, Inc., a Delaware corporation (“Crystal Rock”), at a price of $0.97 per Share (the “Offer Price”), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2018 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among Cott, Purchaser and Crystal Rock. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or, to the extent permitted by applicable law, waiver of each of the applicable conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser and Crystal Rock will merge (the “Merger”), with Crystal Rock as the surviving corporation in the Merger continuing as an indirect wholly-owned subsidiary of Cott. As a result of the Merger, each outstanding Share (other than Shares (a) held in the treasury of Crystal Rock or owned by any direct or indirect wholly-owned subsidiary of Crystal Rock, (b) owned by Purchaser, Cott or any direct or indirect wholly-owned subsidiary of Cott, and (c) in respect of which appraisal rights are perfected in accordance with Section 262 of the DGCL) will at the effective time of the Merger be canceled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

CRYSTAL ROCK’S BOARD OF DIRECTORS RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

On February 11, 2018 the Crystal Rock Board of Directors (the “Crystal Rock Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Crystal Rock and its stockholders; (ii) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable; (iii) approved the execution, delivery and performance by Crystal Rock of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer. Accordingly, and for other reasons described in more detail in Crystal Rock’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of Crystal Rock in connection with the Offer, the Crystal Rock Board unanimously recommends that Crystal Rock’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Condition (as defined in “Introduction” to this Offer to Purchase) and the other conditions described in Section 15—“Conditions of the Offer” of this Offer to Purchase. A summary of the principal terms of the Offer appears in Section 1—“Terms of the Offer” of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent, at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery (as it may be amended or supplemented, the “Notice of Guaranteed Delivery”) and other related materials may be obtained from the Information Agent or at the website maintained by the SEC at www.sec.gov. Stockholders of Crystal Rock also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 669-5550

Banks and Brokers May Call Collect: (212) 269-5550

Email: crvp@dfking.com

February 20, 2018

IMPORTANT

Stockholders of Crystal Rock desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depositary, is at the election and risk of the tendering stockholder.

* * * * *

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

CR Merger Sub, Inc., a Delaware corporation (“Purchaser”), is an indirect wholly-owned subsidiary of Cott Corporation, a Canadian corporation (“Cott”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Crystal Rock Common Stock” or the “Shares”), of Crystal Rock Holdings, Inc., a Delaware corporation (“Crystal Rock”), for $0.97 per Share (the “Offer Price”), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2018 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among Cott, Purchaser and Crystal Rock, which provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or, to the extent permitted by applicable law, waiver of each of the applicable conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser and Crystal Rock will merge (the “Merger”), with Crystal Rock as the surviving corporation in the Merger continuing as an indirect wholly-owned subsidiary of Cott (the “Surviving Company”). The following are answers to some questions that you, as a stockholder of Crystal Rock, may have about the Offer. We urge you to carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Cott. We use the term “Cott” to refer to Cott Corporation alone, the term “Purchaser” to refer to CR Merger Sub, Inc. alone, and the term “Crystal Rock” to refer to Crystal Rock Holdings, Inc.

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share, of Crystal Rock.

Offer Price Per Share:	$0.97 payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

Scheduled Expiration of the Offer:	5:00 P.M., New York City time (the “Expiration Time”), on March 20, 2018 (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire).

Purchaser:	CR Merger Sub, Inc., an indirect wholly-owned subsidiary of Cott.

Recommendation of the Crystal Rock Board of Directors:

On February 11, 2018, the Crystal Rock Board of Directors (the “Crystal Rock Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Crystal Rock and its stockholders; (ii) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable; (iii) approved the execution, delivery and performance by Crystal Rock of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer. Accordingly, and for other reasons described in more detail in Crystal Rock’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of Crystal Rock in connection with the Offer, the Crystal Rock Board unanimously recommends that Crystal Rock’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my securities?

CR Merger Sub, Inc. is a Delaware corporation formed for the purpose of making this Offer. We are an indirect wholly-owned subsidiary of Cott Corporation, a Canadian Corporation. Cott is a route based service company with a leading volume-based national presence in the North American and European home and office bottled water delivery industry and a leader in custom coffee roasting, blending of iced tea, and extract solutions for the U.S. foodservice industry. Cott’s platform reaches over 2.4 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables Cott to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers, and healthcare facilities. See “Introduction” and Section 9—“Certain Information Concerning Cott and Purchaser” of this Offer to Purchase.

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, after consummation of the Offer, we own at least one Share more than 50% of the Fully Diluted Shares (as defined below), upon the terms and subject to the conditions of the Merger Agreement, we intend to acquire the remainder of the outstanding Shares in the Merger for $0.97 per Share in cash. See Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters” of this Offer to Purchase.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See “Introduction” and Section 1—“Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? Will I have to pay any fees or commissions?

We are offering to pay $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. If you are a stockholder of Crystal Rock who has Shares registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), you will not be charged brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction” and Section 1—“Terms of the Offer” of this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire Crystal Rock. If the Offer is consummated, we intend to consummate the Merger as soon as practicable pursuant to Section 251(h) of the DGCL, without a vote of Crystal Rock’s stockholders. Upon consummation of the Merger, the Surviving Company would be an indirect wholly-owned subsidiary of Cott. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Cott, Purchaser and Crystal Rock have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer” of this Offer to Purchase.

Will you have the financial resources to make payment?

Yes. Cott will provide us with, or otherwise cause us to be provided with, sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful consummation of the Offer in accordance with the terms and conditions of the Merger Agreement. Cott intends to obtain such funds from cash on hand. The Offer is not conditioned upon Cott or us obtaining financing. See Section 13—“Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Cott will provide us with sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 13—“Source and Amount of Funds” of this Offer to Purchase.

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be consummated only if, among other things, the Minimum Condition (as defined below) is satisfied.

If the Offer is consummated, we expect that the Merger will be consummated as soon as practicable following the time Purchaser irrevocably accepts for purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) pursuant to Section 251(h) of the DGCL without a vote of Crystal Rock’s stockholders. See Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters—No Stockholder Approval” of this Offer to Purchase.

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until the expiration of the Offer to tender your Shares in the Offer. The current expiration of the Offer is 5:00 P.M., New York City time, on March 20, 2018, unless we extend the period of time for which the initial offering period of the Offer is open pursuant to the terms of the Merger Agreement. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	Unless the Offer is terminated in accordance with the Merger Agreement, we will extend the Offer for one (1) or more successive periods of ten (10) business days each if at the otherwise-scheduled Expiration Date any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase other than the Minimum Condition (as defined below) are not satisfied or, where permitted by applicable law, waived by us in order to permit the satisfaction of such conditions.

•	Unless the Offer is terminated in accordance with the Merger Agreement, (i) we may extend the Offer for one (1) or more successive periods of ten (10) business days each or (ii) Crystal Rock may, in its sole discretion, request that we extend the Offer for up to two (2) periods of ten (10) business days each if at the otherwise-scheduled Expiration Date the Minimum Condition (as defined below) is not satisfied or, where permitted by applicable law, waived by us, and we are not otherwise obligated to extend the Offer.

•	We will also extend the Offer for any period required by applicable law or applicable rule, regulation, interpretation or position of the SEC or its staff or any of the rules and regulations, including listing standards, of NYSE or any other United States national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which the Shares are then traded.

In no event will we be required to extend the Offer beyond the earlier to occur of (a) the date the Merger Agreement is terminated or (b) August 12, 2018.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

Will there be a subsequent offering period?

No. Pursuant to the terms of the Merger Agreement, we are not permitted to provide a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer” of this Offer to Purchase.

What is the “Minimum Condition” to the Offer?

We are not obligated to accept for payment or pay for any Shares in the Offer unless the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by us, in the aggregate, or with respect to which we otherwise have, directly or indirectly, sole voting power, represents at least one Share more than 50% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (collectively, the “Minimum Condition”).

“Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of Crystal Rock, together with all such securities which Crystal Rock would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, to the extent vested or then convertible, exchangeable or exercisable after giving effect to any accelerated vesting, exchange or exercise rights that arise as a result of the completion of the Offer or the Merger.

What are the conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to accept for payment or pay for any validly tendered Shares (subject to applicable rules and regulations of the SEC) and may delay the acceptance for payment of or the payment for any validly tendered Shares (subject to applicable rules and regulations of the SEC), unless at any time on or after the date of the Merger Agreement and prior to the Expiration Date, none of the following shall have occurred and be continuing at the Expiration Date:

(i)	any governmental authority of competent jurisdiction in the United States of America or Canada shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order that is in effect and shall have the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Offer and the Merger (the “Governmental Authority Condition”);

(ii)	the representations and warranties made by Crystal Rock in the Merger Agreement shall fail to be true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

(iii)	Crystal Rock shall have breached or failed to perform, in any material respect, any obligation, agreement or covenant of Crystal Rock to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

(iv)	since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect (as defined in Section 12(a)—“Merger Agreement” of this Offer to Purchase) (the “Material Adverse Effect Condition”);

(v)	Crystal Rock shall not have furnished us with a certificate, dated as of the Expiration Date, executed by the Chief Executive Officer and Chief Financial Officer of Crystal Rock, to the effect that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition shall have been satisfied; and

(vi)	the Merger Agreement shall have been terminated in accordance with its terms.

See Section 15—“Conditions of the Offer” of this Offer to Purchase for a complete description of the conditions to the Offer.

How do I tender my Shares?

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender your Shares to us on your behalf before the Expiration Date.

If your Shares are registered in your name and held in book-entry form (i.e., no stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

If your Shares are registered in your name and held as physical certificates (i.e., stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase, before the expiration of the Offer.

If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as it may be amended or supplemented, the “Notice of Guaranteed Delivery”). Please call the Information Agent, D.F. King & Co., Inc., at (212) 269-5550 (call collect) or (800) 669-5550 (call toll-free).

See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for more details.

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares that you have previously tendered in the Offer at any time until the Offer has expired. In addition, unless we have accepted your Shares for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after April 21, 2018, the date that is sixty (60) days after the date of the commencement of the Offer, pursuant to SEC regulations. See Section 4—“Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by delivering a written notice of withdrawal with the required information to the Depositary before the Expiration Date. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights” of this Offer to Purchase.

Have any stockholders previously agreed to tender their Shares?

Yes. We have entered into a tender and support agreement (the “Tender Agreement”) with John B. Baker, Peter K. Baker, U/T/A Dated 12/16/19 F/B/O Joan Baker Et Al, Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust, Ross S. Rapaport, and the Estate of Henry E. Baker (the “Significant Stockholders”), which collectively beneficially owned approximately 10,852,155 Shares, representing approximately 50.8% of all outstanding Shares as of February 12, 2018, based on information provided by the Significant Stockholders. Pursuant to the Tender Agreement, each of these parties has agreed, among other things, to tender all of the Shares beneficially owned by it or him in the Offer and to comply with substantially similar non-solicitation obligations as the Company. Each Significant Stockholder is required to tender such Shares within ten business days after commencement of the Offer or, with respect to any Shares acquired after such date, the earlier of five business days after such acquisition and the Expiration Date. See Section 12—“The Merger Agreement; Other Agreements.”

How long will it take to complete the proposed transaction?

The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of Crystal Rock as promptly as practicable. If the conditions to the Offer are satisfied, we expect that the Offer will be consummated as soon as practicable following the Acceptance Time. In accordance with the Merger Agreement, after the consummation of the Offer, the Merger is expected to be consummated pursuant to Section 251(h) of the DGCL within one (1) business day after the satisfaction or, to the extent permitted by applicable law, waiver of certain conditions to the Merger set forth in the Merger Agreement (including the consummation of the Offer), as described in Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or, to the extent permitted by applicable law, waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or, to the extent permitted by applicable law, waived, we will merge with and into Crystal Rock as soon as practicable thereafter pursuant to Section 251(h) of the DGCL without a vote of Crystal Rock’s stockholders. If the Merger takes place, Purchaser will own all of the Shares, and all of the remaining stockholders of Crystal Rock, other than any dissenting stockholders of Crystal Rock that properly exercise appraisal rights in accordance with Section 262 of the DGCL, will have the right to receive $0.97 per Share (the “Merger Consideration”), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. See “Introduction” to this Offer to Purchase. See also Section 12—“Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer” of this Offer to Purchase for a description of the conditions to the Merger and the Offer.

If the Merger occurs, will Crystal Rock continue as a public company?

No. Following the consummation of the Offer, we and Crystal Rock expect to consummate the Merger as promptly as practicable thereafter pursuant to Section 251(h) of the DGCL without a vote of Crystal Rock’s stockholders. If the Merger takes place, no Shares will remain publicly owned, and Crystal Rock will be an indirect wholly-owned subsidiary of Cott.

If I decide not to tender, how will the Merger affect my Shares?

If you decide not to tender your Shares in the Offer and we accept and purchase Shares pursuant to the Offer, we expect that the Merger will be consummated as soon as practicable following the Acceptance Time. In the Merger, Shares will be canceled and converted into the right to receive the Merger Consideration, which is an amount in cash equal to the Offer Price. Unless you perfect your appraisal rights in accordance with Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. Therefore, if the Merger takes place, and you do not perfect your appraisal rights in accordance with Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares (although, because we expect the Merger will be consummated pursuant to Section 251(h) of the DGCL as soon as practicable after the Acceptance Time, we do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger).

If you do perfect your appraisal rights in accordance with Section 262 of the DGCL, then you may receive the judicially determined fair value of your Shares in cash, which could be higher or lower than the price per Share paid by us pursuant to the Offer (exclusive of any element of value arising from the accomplishment or expectation of the Merger). See Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters—Appraisal Rights” of this Offer to Purchase.

If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a Crystal Rock stockholder. However, there may be so few remaining stockholders and publicly-traded Shares that there may not be an active public trading market for the Shares. Also, Crystal Rock may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies or may cease to qualify for listing on NYSE. See “Introduction” and Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

The closing price for the Shares reported on the NYSE MKT (“NYSE”) was $0.81 per Share on February 12, 2018, the last full trading day prior to the announcement of the execution of the Merger Agreement, and $0.96 per share on February 16, 2018, the latest practicable full trading day prior to the commencement of the Offer. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase are satisfied or, to the extent permitted by applicable law, waived and we consummate the Offer and accept your Shares for payment, we will pay you, promptly following the Expiration Date, an amount equal to the number of Shares you tendered multiplied by $0.97, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder (as defined in Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase) that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s tax basis in the Shares sold or exchanged. In general, a non-U.S. holder (as defined in Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase) that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be subject to United States federal income tax in respect of such sale of Shares or receipt of cash, unless such stockholder has certain connections to the United States. For a more complete description of the material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase.

You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of your particular circumstances.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of Crystal Rock who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, each stockholder of Crystal Rock whose Shares have not been purchased by Purchaser pursuant to the Offer, and who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of Crystal Rock desiring to exercise any available appraisal rights under the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters” of this Offer to Purchase.

Who should I call if I have questions about the Offer? Where do I get additional copies of the Offer documents?

You may call D.F. King & Co., Inc. at (212) 269-5550 (call collect) or toll-free at (800) 669-5550. D.F. King & Co., Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To All Holders of Shares of Common Stock of Crystal Rock Holdings, Inc.:

INTRODUCTION

CR Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Crystal Rock Common Stock” or the “Shares”) of Crystal Rock Holdings, Inc., a Delaware corporation (“Crystal Rock”), at a price of $0.97 per Share (the “Offer Price”), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with this Offer to Purchase, the “Offer”). Purchaser is an indirect wholly-owned subsidiary of Cott Corporation, a Canadian Corporation (“Cott”). Cott is a diversified beverage company with a leading volume-based national presence in the North America and European home and office delivery industry for bottled water and a leader in custom coffee roasting and blending of iced tea for the U.S. foodservice industry. Its platform reaches over 2.3 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors, enabling it to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers, and healthcare facilities.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2018 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among Cott, Purchaser and Crystal Rock. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or, to the extent permitted by applicable law, waiver of each of the applicable conditions set forth in the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Crystal Rock (the “Merger”), with Crystal Rock as the surviving corporation in the Merger continuing as an indirect wholly-owned subsidiary of Cott (the “Surviving Company”). As a result of the Merger, each outstanding Share (other than Shares (a) held in the treasury of Crystal Rock or owned by any direct or indirect wholly-owned subsidiary of Crystal Rock, (b) owned by Purchaser, Cott or any direct or indirect wholly-owned subsidiary of Cott, and (c) in respect of which appraisal rights are perfected in accordance with Section 262 of the DGCL) will be canceled and converted into the right to receive $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. The Merger Agreement is described in detail in Section 12(a)—“Merger Agreement” of this Offer to Purchase.

On February 11, 2018, the Crystal Rock Board of Directors (the “Crystal Rock Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Crystal Rock and its stockholders; (ii) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable; (iii) approved the execution, delivery and performance by Crystal Rock of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer. Accordingly, and for other reasons described in more detail in Crystal Rock’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of Crystal Rock in connection with the Offer, the Crystal Rock Board unanimously recommends that Crystal Rock’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Crystal Rock Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the

Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of Crystal Rock in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

Tendering stockholders of Crystal Rock who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions. However, if a stockholder of Crystal Rock does not complete and sign the Form W-9 that is included in the Letter of Transmittal or does not otherwise establish an exemption, he, she or it may be subject to a required backup United States federal income tax withholding (currently at a rate of 24%) of the gross proceeds payable to such stockholder. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Cott will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., the Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses” of this Offer to Purchase.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Governmental Authority Condition (iii) the Representations Condition, (iv) the Covenants Condition, and (vi) the Material Adverse Effect Condition, each as defined below. The “Minimum Condition” requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Cott or Purchaser, in the aggregate, or with respect to which Cott or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least one Share more than 50% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL))).

“Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of Crystal Rock, together with all such securities which Crystal Rock would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, to the extent vested or then convertible, exchangeable or exercisable after giving effect to any accelerated vesting, exchange or exercise rights that arise as a result of the completion of the Offer or the Merger.

The “Governmental Authority Condition” requires that no governmental authority of competent jurisdiction in the United States of America shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order that is in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Offer and the Merger. The “Representations Condition” requires the representations and warranties made by Crystal Rock in the Merger Agreement to be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement. The “Covenants Condition” requires that Crystal Rock shall not have breached or failed to perform, in any material respect, any obligation, agreement or covenant of Crystal Rock to be performed or complied with by it under the Merger Agreement. The “Material Adverse Effect Condition” requires that, since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (as defined in Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase). The Offer is also subject to certain other terms and conditions. See Section 1—“Terms of the Offer,” Section 15—“Conditions of the Offer” and Section 16—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

Crystal Rock has informed us that, as of February 12, 2018, there were (i) 21,358,411 Shares issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive (or similar) rights, (ii) 601,818 Shares held in treasury, (iii) no Shares held by subsidiaries of

Crystal Rock, (iii) no shares of preferred stock issued and outstanding, and (iv) 500,000 Shares reserved for future issuance in connection with Crystal Rock’s stock plans. None of Cott, Purchaser or any of their respective affiliates beneficially owns any Shares. As a result, assuming that no Shares, options to acquire Shares, or any other rights to acquire Shares are issued or expire after February 12, 2018, the Minimum Condition will be satisfied if at least 10,679,206 Shares, which represent one more Share than 50% of the Fully Diluted Shares, are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of Fully Diluted Shares of Crystal Rock on the date and time that Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”).

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase on or prior to the expiration of the Offer. The Offer will expire at 5:00 P.M., New York City time, on March 20, 2018, unless Purchaser, under applicable law or the Merger Agreement, is required to, or elects to in its sole discretion, extend the period of time for which the initial offering period of the Offer is open. See Section 1—“Terms of the Offer” of this Offer to Purchase for a description of Purchaser’s rights and obligations with respect to extensions of the Offer.

Subject to the respective rights of Cott, Purchaser and Crystal Rock to terminate the Merger Agreement and the Offer as provided in the Merger Agreement, we will extend the Offer for one (1) or more successive periods of ten (10) business days each if at the otherwise-scheduled Expiration Date (as defined in Section 1—“Terms of the Offer” of this Offer to Purchase) any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase other than the Minimum Condition are not satisfied or, where permitted by applicable law, waived by us in order to permit the satisfaction of such conditions. The Merger Agreement also provides that, unless the Offer is terminated in accordance with the Merger Agreement, (i) Purchaser may extend the Offer for one (1) or more successive periods of ten (10) business days each or (ii) Crystal Rock may, in its sole discretion, request that Purchaser extend the Offer for up to two (2) periods of ten (10) business days each if at the otherwise-scheduled Expiration Date the Minimum Condition is not satisfied or, where permitted by applicable law, waived by Cott or Purchaser, and Cott or Purchaser is not otherwise obligated to extend the Offer.

As soon as practicable following the consummation of the Offer and the satisfaction or, where permitted by applicable law, waiver of each of the applicable conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Purchaser will merge with and into Crystal Rock, with Crystal Rock continuing as the surviving company. Pursuant to the Merger Agreement, at the effective time of the Merger, which is the date and time of the filing of the certificate of merger with the Secretary of State of the State of Delaware, or such later time as is specified in the certificate of merger and is agreed to by Cott and Crystal Rock in writing (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (a) held in the treasury of Crystal Rock or owned by any direct or indirect wholly-owned subsidiary of Crystal Rock, (b) owned by Purchaser, Cott or any direct or indirect wholly-owned subsidiary of Cott, and (c) in respect of which appraisal rights are perfected in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be canceled and converted into the right to receive $0.97 per Share (the “Merger Consideration”), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase describes the material United States federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

This Offer to Purchase and the related Letter of Transmittal contain important information that stockholders of Crystal Rock should read carefully before making any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, on or prior to the Expiration Date. The “Expiration Date” is 5:00 P.M., New York City time, on March 20, 2018, unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire.

The Merger Agreement provides that, unless the Offer is terminated in accordance with the Merger Agreement, Purchaser will extend the Offer for one (1) or more successive periods of ten (10) business days each if at the otherwise-scheduled Expiration Date any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase other than the Minimum Condition are not satisfied or, where permitted by applicable law, waived by us or Cott in order to permit the satisfaction of such conditions. The Merger Agreement also provides that, unless the Offer is terminated in accordance with the Merger Agreement, (i) Purchaser may extend the Offer for one (1) or more successive periods of ten (10) business days each or (ii) Crystal Rock may, in its sole discretion, request that Purchaser extend the Offer for up to two (2) periods of ten (10) business days each if at the otherwise-scheduled Expiration Date the Minimum Condition is not satisfied or, where permitted by applicable law, waived by Cott or Purchaser, and Cott or Purchaser is not otherwise obligated to extend the Offer. The Merger Agreement provides that Purchaser will also extend the Offer for any period required by applicable law or applicable rule, regulation, interpretation or position of the SEC or its staff or any of the rules and regulations, including listing standards, of NYSE or any other United States national securities exchange registered under the Exchange Act, on which the Shares are then traded. In no event will Purchaser be required to extend the Offer beyond the earlier to occur of (a) the date the Merger Agreement is terminated in accordance with its terms or (b) August 12, 2018.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Governmental Authority Condition, the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition. Consummation of the Offer is also conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver of other conditions set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase.

In the event that Purchaser waives any condition set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to stockholders of Crystal Rock, require that the Offer remain open for an additional period of time and that Cott and Purchaser disseminate information concerning such waiver. Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

Purchaser reserves the right to increase the Offer Price, waive (to the extent permitted by the terms of the Merger Agreement or applicable law), in its sole discretion, in whole or in part, any condition to the Offer or make any other changes in the terms and conditions of the Offer, except, unless otherwise contemplated by the Merger Agreement or as previously approved by Crystal Rock in writing, Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend or waive the Minimum Condition;

•	add any condition to the Offer not set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase;

•	amend or modify any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase in a manner adverse to the holders of Shares;

•	waive the Governmental Authority Condition;

•	extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement;

•	otherwise amend the Offer in any manner materially adverse to the holders of Shares; or

•	provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act.

If, prior to the Expiration Date, Purchaser increases the Offer Price offered to stockholders of Crystal Rock in the Offer, Purchaser will pay the increased price to all stockholders of Crystal Rock from whom Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price.

The rights Purchaser reserves in the preceding paragraph are in addition to its rights described in Section 15—“Conditions of the Offer” of this Offer to Purchase. Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment for the Shares tendered in the Offer, or termination of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

If Purchaser makes a material change in the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, a tender offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if changes are made with respect to price or the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to stockholders of Crystal Rock, Purchaser will extend the Offer at least until the expiration of that ten (10) business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Crystal Rock has provided Cott and Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders of Crystal Rock. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable rules and regulations of the SEC, promptly after the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 4—“Withdrawal Rights” of this Offer to Purchase) prior to the Expiration Time. For information with respect to approvals that Cott and Purchaser are or may be required to obtain prior to the consummation of the Offer, see Section 16—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Crystal Rock for the purpose of receiving payments from Purchaser and transmitting such payments, less any applicable withholding tax, to stockholders of Crystal Rock whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the consummation of the Offer.

Under no circumstances will Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (a) certificates representing tendered Shares (“Certificates”) or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase; (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if Certificates representing more Shares than are tendered are submitted, Purchaser will return Certificates representing unpurchased or untendered Shares (or, in the case of Shares delivered by Book-Entry Confirmation of a transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the Shares will be credited to an account maintained within DTC), without expense, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, and either (a) Certificates representing tendered Shares must be delivered to the Depositary or Shares must be tendered pursuant to the procedure for Book-Entry Transfer (as defined below) and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Time or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

The method of delivery of the Letter of Transmittal, Certificates and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder, and delivery will be considered made only when the Depositary actually receives the Certificates, the Letter of Transmittal and all other required documents. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account at DTC in accordance with DTC’s procedures (a “Book-Entry Transfer”). Although Shares may be delivered through Book-Entry Confirmation of a transfer into the Depositary’s account at DTC, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a Book-Entry Transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase at or before the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

The tender of Shares pursuant to any one of the procedures described above will constitute acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively, “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Certificates, with the signatures on such Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) must accompany each delivery of Certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares in the Offer and whose Certificates are not immediately available or when time will not permit all required documents to reach the Depositary at or before the Expiration Date or the procedures for book-entry transfer cannot be completed at or before the Expiration Time, may tender Shares by complying with all of the following guaranteed delivery procedures:

•	such tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery at or before the Expiration Time, substantially in the form made available by Purchaser; and

•	the Depositary receives Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three (3) trading days on NYSE after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) Certificates representing such Shares, or Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (c) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of Crystal Rock at the same time, and will depend upon when the Depositary receives Certificates or Book-Entry Confirmation that Shares have been transferred into the Depositary’s account at DTC.

Backup United States Federal Income Tax Withholding. To avoid backup withholding, each tendering stockholder that is a United States person for United States federal income tax purposes is required to provide a properly completed Form W-9, signed under penalties of perjury, to the Depositary, including the stockholder’s correct Taxpayer Identification Number (“TIN”) which generally is the stockholder’s social security or federal employer identification number, or to otherwise establish to the satisfaction of the Depositary an adequate basis for exemption from backup withholding. The Form W-9 is provided under “Important Tax Information” below. A tendering stockholder must cross out item (2) in Part II of the Form W-9 if the stockholder has been notified by the Internal Revenue Service (the “IRS”) that such stockholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Form W-9 may subject the tendering stockholder to backup United States federal income tax withholding (currently at a rate of 24%) on the payment of the purchase price made to such stockholder. If the tendering stockholder has not been issued a TIN and has applied for one, such stockholder should write “Applied For” in the space provided for the TIN in Part I of the

Form W-9, and sign and date the Form W-9. If “Applied For” is written in Part I, the Depositary will withhold the applicable backup withholding amount from any payments of the purchase price to such stockholder until a TIN is provided to the Depositary. A tendering stockholder that is not a United States person may establish such stockholder’s exemption from backup withholding by submitting to the Depositary a properly completed Form W-8BEN, Form W-8BEN-E, Form W-8ECI or Form W-8IMY, as applicable (which the Depositary will provide upon request), signed under penalties of perjury, attesting to that stockholder’s exempt status. Such stockholder should consult a tax advisor to determine which form is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a tendering stockholder may be refunded or credited against such stockholder’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder irrevocably appoints Purchaser’s designees, and each of them, as such stockholder’s agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to tendered Shares that Purchaser accepts for payment and with respect to any and all other Shares or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts the Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by the tendering stockholder with respect to such stockholder’s Shares or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of Crystal Rock, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of Crystal Rock or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to Shares, including voting at any meeting of stockholders of Crystal Rock.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase, except the Minimum Condition (which waiver requires Crystal Rock’s prior written consent) or any defect or irregularity in any tender of Shares of any particular stockholder of Crystal Rock, whether or not similar defects or irregularities are waived in the case of other stockholders of Crystal Rock. All questions as to the interpretation of the terms and conditions of the Offer will be determined by Purchaser, in its sole discretion. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. Neither Cott nor Purchaser, nor any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights

A stockholder may withdraw Shares previously tendered in the Offer at any time prior to the Expiration Time (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in this Offer to Purchase prior to April 21, 2018, which is the 60th day after the date of the commencement of the Offer, such Shares may also be withdrawn at any time after such date.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that such stockholder is entitled to and properly exercises withdrawal rights as described in this Section 4—“Withdrawal Rights” of this Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by applicable law and the rules and regulations of the SEC.

In order for a stockholder’s withdrawal of Shares to be effective, such stockholder must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or email addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify such stockholder’s name, the number of Shares that such stockholder wants to withdraw, and, if Certificates have been tendered, the name of the registered holder of Shares as shown on the Certificate, if different from such stockholder’s name. If Certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Certificates, the serial numbers shown on the particular Certificates evidencing Shares to be withdrawn must be submitted to the Depositary and an Eligible Institution must guarantee the signatures on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion. Neither Cott nor Purchaser, nor any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

A withdrawal of Shares may not be rescinded. Any Shares that are properly withdrawn will be considered not to have been validly tendered for purposes of the Offer, but such Shares may be tendered again at any time before the Expiration Time by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

5. Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to “U.S. holders” and “non-U.S. holders” (each as defined below) of Crystal Rock Common Stock whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are canceled and converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Crystal Rock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the United States Treasury Regulations promulgated thereunder and administrative and judicial rulings, all of which are subject to change or varying interpretation, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of the Shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. holder.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisor as to the tax consequences to you of the Offer and the Merger.

This discussion assumes that a stockholder holds all of his, her or its Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the tax consequences of the Offer and the Merger. The following does not address all aspects of United States federal income taxation that might be relevant to stockholders in light of their particular circumstances or stockholders that may be subject to special rules (including, without limitation, dealers in securities or currencies, traders in securities that elect mark-to-market treatment, financial institutions, insurance companies, mutual funds, tax-exempt organizations, stockholders liable for the alternative minimum tax, United States expatriates, U.S. holders whose functional currency is not the United States dollar, stockholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, stockholders who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, stockholders who actually or constructively own more than 5% of Crystal Rock Common Stock, or stockholders who exercise appraisal rights). In addition, this discussion does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a stockholder.

Tax matters are complicated, and the tax consequences of the Offer and the Merger depend on the stockholder’s particular tax situation. Stockholders are strongly urged to consult their tax advisors to determine the applicability of the rules discussed below and the particular tax consequences to them of the Offer and the Merger in light of their particular circumstances, including the application and effect of any United States federal, state, local and foreign tax laws and of changes to such laws.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received for the Shares and the U.S. holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such Shares is more than one (1) year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate U.S. holder generally will be eligible for preferential United States federal income tax rates. Certain limitations apply to the deductibility of a U.S. holder’s capital losses. In addition, certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare surtax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger.

Information reporting to the IRS may apply to payments made to a U.S. holder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger, which reporting may include a description of the transaction, the name and address of the U.S. holder, and the amount of cash transferred to the U.S. holder. In addition, an information return may be required to be provided to each U.S. holder setting forth required information relating to the Offer or Merger with respect to such U.S. holder. Payments made pursuant to the Offer or the Merger may be subject to backup United States federal income tax withholding (currently at a rate of 24%), unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s United States federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the IRS in a timely manner.

Non-U.S. Holders

Any gain or loss recognized by a non-U.S. holder upon the exchange of Shares for cash pursuant to the Offer or the Merger generally will not be subject to United States federal income taxation unless:

•	the gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for one hundred eighty-three (183) days or more in the taxable year of that disposition and certain other conditions are met; or

•	Crystal Rock is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the five (5)-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and (ii) the non-U.S. holder’s holding period in the Shares, and the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of Crystal Rock Common Stock at any time during the applicable period. Although there can be no assurances in this regard, Crystal Rock does not believe that it is, was, or will become a “United States real property holding corporation” for United States federal income tax purposes at any time during the five (5)-year period preceding the Offer or the Merger, as applicable.

A non-U.S. holder described in the first bullet point above will be subject to United States federal income taxation on such gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax on such effectively connected gain. A non-U.S. holder described in the second bullet point above will be subject to United States federal income taxation at a rate of 30% (or a reduced rate under an applicable income tax treaty, if any) on the amount by which capital gains allocable to United States sources (including gain recognized upon the exchange of Shares) exceed capital losses allocable to United States sources.

Backup United States federal income tax withholding and information reporting may apply to the cash received in the Offer or the Merger (currently at a rate of 24%), unless the non-U.S. holder certifies under penalty of perjury that he, she or it is a non-U.S. holder on the appropriate IRS Form W-8 (and the payer does not have actual knowledge or reason to know that such beneficial owner of Shares is a United States person as defined under the Code) or such non-U.S. holder otherwise establishes an exemption. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s United States federal income tax liability, if any, provided that such non-U.S. holder furnishes the required information to the IRS in a timely manner.

Stockholders are urged to consult their tax advisors with respect to the specific tax consequences to them of participating in the Offer and the Merger in light of their particular circumstances, including United States federal, state, local and foreign tax consequences.

6. Price Range of the Shares; Dividends

The Shares are traded on NYSE under the symbol “CRVP.” The following table sets forth, for the periods indicated, the high and low trading prices per Share on NYSE as reported by published financial sources:

	High	Low
Fiscal 2018
First Quarter	$1.04	$0.70
Second Quarter (through February 16, 2018)	1.05	0.75

Fiscal 2017
First Quarter	$0.86	$0.75
Second Quarter	1.05	0.70
Third Quarter	0.93	0.76
Fourth Quarter	0.86	0.69

Fiscal 2016
First Quarter	$1.00	$0.44
Second Quarter	0.98	0.66
Third Quarter	0.95	0.63
Fourth Quarter	0.92	0.74

Crystal Rock has never paid cash dividends on the Shares. Under the terms of the Merger Agreement, Crystal Rock is not permitted to declare, set aside, make or pay dividends with respect to the Shares without the consent of Cott except for certain exceptions permitted under the Merger Agreement.

On February 12, 2018, the last full trading day prior to the announcement of the execution of the Merger Agreement, the reported closing price on NYSE for the Shares was $0.81 per Share. On February 16, 2018, the latest practicable full trading day prior to the commencement of the Offer, the reported closing price on NYSE for the Shares was $0.96 per Share. Stockholders of Crystal Rock are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Cott, Purchaser and Crystal Rock will consummate the Merger as soon as practicable pursuant to Section 251(h) of the DGCL. Neither Cott nor Purchaser expects there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will adversely affect the liquidity of and could adversely affect the market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Cott and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NYSE Listing. Assuming that the Merger is consummated, immediately following the Merger, the Shares will no longer meet the requirements for continued listing on NYSE because there will only be one stockholder of Crystal Rock. Immediately following the consummation of the Merger we intend and will cause the surviving corporation to delist the Shares from NYSE.

If the Merger is not consummated but certain Shares are purchased pursuant to the Offer, depending upon the number of Shares purchased pursuant, the Shares may no longer meet the requirements for continued listing on NYSE. Among such requirements are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and such listing is discontinued, the market for Shares would be adversely affected.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Crystal Rock to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that Crystal Rock is required to furnish to the stockholders of Crystal Rock and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of an annual report, no longer applicable to Crystal Rock. If the Shares cease to be registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to Crystal Rock. In addition, the ability of “affiliates” of Crystal Rock and persons holding “restricted securities” of Crystal Rock to dispose of the securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would cease to be “margin securities” and, as indicated above, may no longer be available for listing on NYSE. We intend to seek to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, as indicated above, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8. Certain Information Concerning Crystal Rock

Except as otherwise set forth herein, the information concerning Crystal Rock contained in this Offer to Purchase has been furnished by Crystal Rock or its representatives or taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Cott nor Purchaser, nor any of their respective affiliates, the Information Agent or the Depositary assumes any responsibility for the accuracy of the information concerning Crystal Rock contained in such documents and records or for any failure by Crystal Rock to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cott, Purchaser or any of their respective affiliates, the Information Agent or the Depositary.

General. Crystal Rock is a Delaware corporation with its principal executive offices located at 1050 Buckingham St., Watertown, Connecticut, and its telephone number is (860) 945-0661. The following description of Crystal Rock and its business has been taken from the Crystal Rock’s Annual Report on Form 10-K for the fiscal year ended October 31, 2017, and is qualified in its entirety by reference thereto. Crystal Rock is engaged in the production, marketing and distribution of bottled water (the Crystal Rock® and Vermont

Pure® brands) and the distribution of coffee including its Cool Beans® brand, ancillary products and other office refreshment products, and office products under the Crystal Rock Office® brand. Crystal Rock operates primarily as a distribution business to homes and offices, using its own trucks for distribution throughout New England, New York, and New Jersey. Crystal Rock’s distribution sales and services evolved from its initial business, sales of bottled water and cooler rentals. Crystal Rock bottles its water and also has it bottled by others. Crystal Rock’s water products are primarily still, non-sparkling waters. Crystal Rock also has branded sparkling waters. In addition to water and related services, Crystal Rock’s other significant food and drink offerings have grown to include distribution of coffee and ancillary products, and other refreshment products including soft drinks and snacks. To a lesser extent, Crystal Rock distributes these products through third party distributors.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Crystal Rock is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements or other information may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Crystal Rock’s SEC filings are also available to the public on the SEC’s website at www.sec.gov.

Stockholders are encouraged to review Crystal Rock’s Schedule 14D-9 carefully and in its entirety before deciding whether to tender Shares.

9. Certain Information Concerning Cott and Purchaser

Cott is a Canadian corporation that was incorporated in 1955 and is governed by the Canada Business Corporations Act. Its registered Canadian office is located at 1100 boulevard Rene-Levesque Ouest, 25e etage, Montreal, Quebec, Canada H3B 5C9, and its principal executive offices are located at Corporate Center III, Suite 400, 4221 W. Boy Scout Blvd., Tampa, Florida, United States 33607 and 1200 Britannia Rd. East, Mississauga, Ontario, Canada L4W 4T5. Its telephone number is 813-313-1800. Cott is a diversified beverage company with a leading volume-based national presence in the North America and European home and office delivery industry for bottled water and a leader in custom coffee roasting and blending of iced tea for the U.S. foodservice industry. Cott’s platform reaches over 2.3 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors, which enables Cott to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers, and healthcare facilities.

Purchaser is a Delaware corporation and an indirect wholly-owned subsidiary of Cott that was formed on January 19, 2018 solely for the purpose of the transactions contemplated by the Merger Agreement. Its principal executive offices are located at Corporate Center III, Suite 400, 4221 W. Boy Scout Blvd., Tampa, Florida, United States 33607, and its telephone number is 813-313-1800. Purchaser has not conducted, and does not expect to conduct, any business other than in connection with its organization, the Offer and the Merger.

The name, business address and business telephone number, citizenship, present principal occupation or employment and material occupations, positions, offices or employment held during the past five (5) years of each director and executive officer of Cott and Purchaser are set forth in Schedule I to this Offer to Purchase.

None of Cott, Purchaser or any majority-owned subsidiary of Cott or Purchaser, or, to the knowledge of Cott or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Crystal Rock. None of Cott, Purchaser or any majority-owned subsidiary of Cott or Purchaser, or, to the knowledge of Cott and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate of any of the persons so listed, has effected any transaction in the Shares or any other equity securities of Crystal Rock during the past sixty (60) days. Except as described in this Offer to Purchase, none of Cott or Purchaser or, to the knowledge of Cott and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Crystal Rock (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, during the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC among Cott, Purchaser or any of their respective subsidiaries or, to the knowledge of Cott and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Crystal Rock or any of its executive officers, directors or affiliates, on the other hand. Except as described in this Offer to Purchase, during the past two years, there have been no contacts, negotiations or transactions among Cott, Purchaser or any of their respective subsidiaries or, to the knowledge of Cott and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Crystal Rock or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Cott, Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Cott or Purchaser, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Cott, Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Cott or Purchaser, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Cott and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public on the SEC’s website at www.sec.gov. The Schedule TO and the exhibits thereto, and such reports or other information, also may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this Offer to Purchase.

10. Background of the Offer; Past Contacts or Negotiations with Crystal Rock

(a) Background of the Offer.

The following is a description of the material contacts (but only those material contacts) between representatives of Cott and representatives of Crystal Rock that resulted in the execution of the Merger Agreement and the Offer. The following does not purport to catalogue every conversation or meeting among representatives of Cott and Crystal Rock. For a review of Crystal Rock’s activities relating to these contacts, please refer to Crystal Rock’s Solicitation/Recommendation Statement on Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Cott regularly evaluates various strategic opportunities in an effort to enhance stockholder value and to complement and grow its existing businesses.

In December 2016, Thomas Harrington from Cott contacted Peter Baker from Crystal Rock asking to meet with Mr. Baker to discuss a possible strategic transaction.

On January 4, 2017, Peter Baker and Martin Dytrych from Crystal Rock met with Thomas Harrington and Jay Wells from Cott in Jupiter Florida. At such meeting, Mr. Harrington and Mr. Wells indicated that Cott might be interested in acquiring Crystal Rock, but no material terms or specific transactions were discussed.

On or around January 12, 2017, Peter Baker had a phone conversation with Thomas Harrington in which Mr. Harrington indicated that Cott might be willing to acquire the Company. Mr. Baker encouraged Cott to make a written proposal to allow the Crystal Rock Board to evaluate it.

In April 2017, Peter Baker spoke to Thomas Harrington and informed Thomas Harrington that another party was expressing interest in a possible transaction with Crystal Rock.

On August 14, 2017, Mirus Securities, Inc. (“Mirus”), as financial advisor for Crystal Rock, distributed a proposed form of confidentiality agreement to Cott.

Between August 14, 2017 through August 17, 2017, Cott and Foley Hoag LLP (“Foley”), counsel to Crystal Rock, negotiated the terms of the confidentiality agreement. On August 17, 2017, Cott entered into the confidentiality agreement with Crystal Rock, which included a customary 18-month non-solicitation obligation.

On August 17, 2017, Andrew Crain from Mirus spoke to Thomas Harrington. Mr. Harrington informed Mr. Crain that Cott was potentially interested in a transaction with Crystal Rock but would be unable to act until early September at the earliest given other commitments.

On September 14, 2017, members of the Cott team received access to a virtual data room that contained financial and operational information about Crystal Rock. Documentary due diligence was uploaded to the data room and provided via email from this date until shortly before the date the Merger Agreement was signed.

On September 26, 2017, Mirus distributed a process letter to Cott which requested that Cott submit a proposal for a transaction to acquire all of the outstanding common stock of Crystal Rock by October 12, 2017.

On October 13, 2017, Cott submitted a non-binding indication of interest to continue in the auction process. Following such submission, Shane Perkey from Cott and Andrew Crain, the lead investment banker from Mirus, corresponded by email whereby Cott confirmed that any potential offer would not be subject to a financing contingency or any contingency relating to Cott’s then-pending disposition of its traditional beverage manufacturing business.

On October 17, 2017, Shane Perkey from Cott had a phone conversation with Andrew Crain from Mirus, in which they discussed Cott’s valuation of Crystal Rock. They also discussed scheduling and process and agreed to a meeting between Cott and Crystal Rock on October 30, 2017.

On October 30, 2017, Thomas Harrington, Jerry Hoyle and Shane Perkey from Cott traveled to Foley’s offices in Boston to meet with senior management at Crystal Rock, consisting of Crystal Rock’s Chief Executive Officer, Peter Baker, and Chief Financial Officer, David Jurasek. Andrew Crain from Mirus was also present at the meeting. At the meeting, the Crystal Rock team delivered customary management presentations and Cott had the opportunity to ask follow-up questions. The topics covered at such meeting included: strategy and market overview; commercial overview and sales trends, including customer composition and relationship and staffing; operations and supply chain, including key supplier relationships and historical and projected capital expenditures; employees and organizational structure; potential synergies; and key stockholders.

On October 31, 2017 and following the meeting in Boston, Cott submitted by email certain follow-up requests, including requests related to Crystal Rock’s customers, HR and employment matters and certain financial information.

On November 2, 2017, Mirus distributed a final offer process letter to Cott which requested that Cott submit a final offer to acquire Crystal Rock by November 10, 2017. The final process letter attached an auction draft of the merger agreement, which was prepared by Foley.

Between November 1, 2017 and November 10, 2017, supplementary due diligence materials were made available to Cott via the virtual data room, including materials provided in response to Cott’s October 31, 2017 follow-up requests. Certain other responses to Cott’s follow-up requests were delivered by email from Andrew Crain from Mirus to Shane Perkey from Cott on November 2, 2017 and November 3, 2017.

On November 10, 2017, Cott submitted a preliminary non-binding letter of intent to Mirus proposing to acquire all of the outstanding common stock of Crystal Rock for $0.83 per share, subject to, among other conditions, the completion of due diligence.

On November 14, 2017, Andrew Crain from Mirus informed representatives of Cott that Cott would need to improve its offer in order to move forward with a possible transaction.

On November 16, 2017, Andrew Crain from Mirus spoke with Jay Wells from Cott. Mr. Crain and Mr. Wells discussed Cott’s indication of interest and possible changes that Cott might be willing to make. Following this discussion, Cott submitted a revised non-binding letter of intent to Mirus which increased the price per share to $0.95 on November 16, 2017.

On November 17, 2017, following discussions between Andrew Crain from Mirus and Jay Wells from Cott, Cott submitted a further revised non-binding letter of intent to Mirus which reduced the proposed termination fee and made certain other minor changes.

On November 20, 2017, Andrew Crain from Mirus emailed Jay Wells and Shane Perkey from Cott requesting that Cott revise its letter of intent to bear the full severance costs of three senior management employment agreements.

On November 28, 2017, Thomas Harrington from Cott contacted Peter Baker from Crystal Rock to inform Mr. Baker that Cott might be willing to improve its offer by bearing the full severance costs of the three executive officers’ employment agreements. Mr. Harrington told Mr. Baker to expect a revised non-binding letter of intent from Cott.

On December 5, 2017, Cott submitted a further revised non-binding letter of intent to Mirus which removed the proposal that Crystal Rock would settle certain severance costs prior to the transaction, and which proposed that Cott (or a subsidiary thereof) would acquire all of the outstanding common stock of Crystal Rock for $0.95 per share, conditioned on a 50 day exclusivity period. The exclusivity provision and certain other provisions of the letter of intent would have binding effect on the parties. Crystal Rock agreed to the terms thereof and countersigned the letter of intent on December 6, 2017.

On December 7, 2017, Crystal Rock provided Drinker Biddle & Reath LLP (“Drinker”), Cott’s counsel, with access to the virtual data room.

On December 14, 2017, Cott sent Crystal Rock additional due diligence request lists from Drinker and KPMG LLP, Cott’s financial advisor (“KPMG”).

On December 22, 2017, Crystal Rock provided Cott and its representatives access to a more fulsome virtual data room, which in addition to financial and operational information, included legal due diligence materials.

From December 19, 2017 to February 12, 2018, Drinker conducted documentary due diligence and participated in various legal due diligence calls with Crystal Rock and its representatives, including calls relating to environmental and labor and employment matters.

From December 28, 2017 through January 19, 2018, representatives from Cott and Crystal Rock held various business and financial due diligence calls, including calls relating to tax, insurance and purchase price calculation mechanics.

On December 28, 2017, Drinker distributed a revised draft of the merger agreement to Foley.

On January 3, 2018, representatives from Cott completed site visits to Crystal Rock’s Watertown, Connecticut, White River Junction, Vermont and Williston, Vermont locations.

On January 4, 2018, representatives from Cott completed site visits to Crystal Rock’s Halfmoon, New York, Syracuse, New York, Rochester, New York and Buffalo, New York locations.

On January 8, 2018, representatives from Cott completed site visits to Crystal Rock’s Canton, Massachusetts and Bow, New Hampshire locations.

On January 9, 2018, representatives from Cott completed site visits to Crystal Rock’s Groton, Connecticut and Stamford Connecticut, locations.

On January 8, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement.

On January 18, 2018, January 25, 2018 and February 5, 2018, Cott and Crystal Rock, and their respective representatives, held various conference calls to discuss the per share purchase price for the transaction.

On January 9, 2018, Foley distributed a revised draft of the Merger Agreement to Drinker.

On January 18, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement.

On January 19, 2018 and January 24, 2018, KPMG participated in financial and tax due diligence calls with representatives from Crystal Rock.

On January 21, 2018, Drinker distributed a revised draft of the Merger Agreement to Foley.

On January 24, 2018 and January 25, 2018, Drinker and Foley had conference calls to discuss certain provisions in the Merger Agreement.

On January 25, 2018, Drinker distributed an initial draft of the Tender Agreement to Foley.

On January 26, 2018, Foley distributed a revised draft of the Merger Agreement to Drinker.

On January 31, 2018, Foley distributed an initial draft of the disclosure schedules to the Merger Agreement. From that date through February 12, 2018, Foley and Drinker exchanged revised drafts of the disclosure schedules.

On February 2, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement and certain key legal due diligence issues.

On February 2, 2018, Foley distributed a revised draft of the Tender Agreement to Drinker.

On February 5, 2018, Drinker distributed a revised draft of the Merger Agreement to Foley.

On February 7, 2018, Drinker distributed a revised draft of the Tender Agreement to Foley.

On February 9, 2018, Foley distributed a revised draft of the Merger Agreement to Drinker.

On February 12, 2018, representatives of Cott, Crystal Rock, Drinker and Foley finalized the terms of the Merger Agreement, the disclosure schedules thereto and the Tender Agreement.

On February 12, 2018, Cott, Purchaser, Crystal Rock, and certain stockholders of Crystal Rock executed and delivered the Merger Agreement and the Tender Agreement, and after the closing of trading on NYSE on February 12, 2018, Cott and Crystal Rock issued separate press releases describing the proposed transaction.

(b) Other Contacts and Transactions with Crystal Rock.

Crystal Rock provides co-packing and distribution services for DS Services of America, Inc. (“DS”), a wholly-owned indirect subsidiary of Cott and the direct parent of CR Merger Sub, Inc. In fiscal year 2017, DS accounted for approximately 4.6% of Crystal Rock’s total annual revenue, equal to $2,716,847.91.

In connection with the Offer and the Merger, Crystal Rock intends to enter into a new employment agreement with David Jurasek, Crystal Rock’s Chief Financial Officer. The new employment agreement will provide that if Mr. Jurasek continues his employment with the Surviving Company for six months post-closing, the Surviving Company will pay him a lump-sum cash retention bonus equal to three months’ salary (in addition to salary earned during such six month period). The new employment agreement will also provide that if Mr. Jurasek’s employment is terminated for any reason or he elects to discontinue employment with the company within 30 days following the end of such six-month retention period, the Surviving Company will be required to pay him an amount equal to his annual base salary at the termination date, plus fringe benefits, for the 12 months following the termination. Cott may seek to amend this agreement in the future or enter into another employment or similar arrangement with Mr. Jurasek during or at the end of such six month period.

As of the date of this Offer to Purchase, Cott has not entered into any other agreement, arrangement or understanding with any members of Crystal Rock management regarding employment or consultancy with the Surviving Company. Cott may seek to retain certain members of the Crystal Rock management team following consummation of the Offer and the Merger. As part of these retention efforts, Cott may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Crystal Rock executive officers and other key Crystal Rock employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been discussed, agreed upon or finalized. Any such new arrangements would not become effective until the consummation of the Merger. See Section 11—“Purpose of the Offer; Plans for Crystal Rock; Other Matters” of this Offer to Purchase.

11. Purpose of the Offer; Plans for Crystal Rock; Other Matters

(a) Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Crystal Rock. The Offer, as the first step in the acquisition of Crystal Rock, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Crystal Rock not purchased pursuant to the Offer or otherwise. Cott and Purchaser expect to complete the Merger as soon as practicable after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote of Crystal Rock’s stockholders.

(b) Plans for Crystal Rock. During the pendency of the Offer, Cott will continue to evaluate the business and operations of Crystal Rock. Following the Merger, Cott expects to take such actions as to Crystal Rock’s business and operations as it deems appropriate under the circumstances then existing with a view to optimizing the development of Crystal Rock’s potential and integrating Crystal Rock’s business into Cott’s existing business.

At the Effective Time, (a) the Amended and Restated Certificate of Incorporation of Crystal Rock will be amended and restated in its entirety as set forth in Exhibit A to the Merger Agreement, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Company until thereafter amended as provided therein or in accordance with applicable law and (b) the Amended and Restated

Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the amended and restated bylaws of the Surviving Company (except references to Purchaser’s name will be replaced by references to Crystal Rock) until thereafter amended as provided therein or in accordance with applicable law. At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Company and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Company, in each case to hold office until their respective successors have been duly elected and qualified, or their earlier death, resignation or removal.

We intend to cause the delisting of the Shares by NYSE promptly following consummation of the Merger. We intend to seek to cause Crystal Rock to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met.

(c) No Stockholder Approval. If the Offer is consummated, we will not seek the approval of Crystal Rock’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action by the other stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after consummation of the Offer, without a stockholder vote or any other action by the stockholders of Crystal Rock, in accordance with Section 251 (h) of the DGCL.

(d) Appraisal Rights. Appraisal rights are not available in connection with the Offer, and stockholders of Crystal Rock who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, a holder of Shares at the Effective Time who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. The fair value of the Shares in any appraisal proceeding will be determined in accordance with the DGCL.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. Stockholders of Crystal Rock should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger.

Cott does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any dissenting stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares held immediately prior to the Effective Time by such dissenting stockholder. However, Cott may cause Crystal Rock to argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty (20) days after the date of mailing of the Schedule 14D-9 (which date of mailing is February 20, 2018), deliver to Crystal Rock a written demand for appraisal of Shares held, which demand must reasonably inform Crystal Rock of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	otherwise comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights thereafter.

With respect to any demand for appraisal of Shares under Section 262 of the DGCL, Crystal Rock has agreed to do the following:

•	Crystal Rock will give prompt notice to Cott of any demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by Crystal Rock relating to rights to be paid for the fair value of Dissenting Shares (as defined below);

•	Crystal Rock has agreed to give Cott the right to participate in all negotiations and proceedings with respect to such demands for appraisal; and

•	Prior to the Effective Time, Crystal Rock will not, except with Cott’s prior written consent, voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of such demands, or agree to do any of the foregoing.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law which are set forth in their entirety in the Schedule 14D-9 filed by Crystal Rock.

All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a dissenting stockholder who complies in all respects with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL.

If a dissenting stockholder fails to perfect or otherwise waives, withdraws or loses its right to appraisal of its Shares under Section 262 of the DGCL or other applicable law, then the right of that dissenting stockholder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest, upon surrender of such stockholder’s Certificates in the manner provided in the Merger Agreement.

(e) “Going Private” Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one (1) year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer.

We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, the stockholders of Crystal Rock will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

12. Merger Agreement; Other Agreements

(a) Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, which Purchaser has filed as an exhibit to the Schedule TO. Copies of the Merger Agreement and the Schedule TO, and any other filings that Cott or Purchaser makes with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 9—“Certain Information Concerning Cott and Purchaser” of this Offer to Purchase. Stockholders of Crystal Rock and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, Cott and Crystal Rock do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and are qualified in several important respects, which should be considered by stockholders as they read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by Crystal Rock with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that Crystal Rock delivered to Cott and Purchaser in connection with the execution of the Merger Agreement, and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

Capitalized terms used in this Section 12(a)—“Merger Agreement” of this Offer to Purchase and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer

The Merger Agreement provides that, subject to the obligation of Crystal Rock to provide certain information and certain other conditions, Purchaser will commence the Offer as promptly as practicable (and in any event on or prior to February 27, 2018) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer” of this Offer to Purchase, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as soon as practicable (in compliance with Rule 14e-1(c) promulgated under the Exchange Act) after the Expiration Time. Cott and Purchaser expressly reserve the right to waive (where permitted by applicable law), in their sole discretion, in whole or in part, any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of Crystal Rock, which consent may be withheld in its sole discretion, or except as otherwise contemplated by the Merger Agreement, neither Cott nor Purchaser will

(i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) add any condition to the Offer not set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase, (vi) amend or modify any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase in a manner adverse to the holders of Shares, (vii) waive the Governmental Authority Condition, (viii) extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement, (ix) otherwise amend the Offer in any manner materially adverse to the holders of Shares or (x) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement provides that Purchaser:

•	will extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff, as well as any of the rules and regulations, including listing standards, of NYSE or any other United States national securities exchange registered under the Exchange Act on which the Shares are then traded; and

•	unless the Offer is terminated in accordance with the Merger Agreement, Purchaser will extend the Offer for one (1) or more successive periods of ten (10) business days each if at the otherwise-scheduled expiration of the Offer any of the conditions to the Offer other than the Minimum Condition set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase are not satisfied or, where permitted by applicable law, waived by us or Cott in order to permit the satisfaction of such conditions.

The Merger Agreement further provides that, unless the Offer is terminated in accordance with the Merger Agreement, (i) Purchaser may extend the Offer for one (1) or more successive periods of ten (10) business days each or (ii) Crystal Rock may, in its sole discretion, request that Purchaser extend the Offer for up to two (2) periods of ten (10) business days each if at the otherwise-scheduled Expiration Date the Minimum Condition is not satisfied or, where permitted by applicable law, waived by us, and we are not otherwise obligated to extend the Offer.

In no event will Purchaser be required to extend the Offer beyond the earlier to occur of (a) the date the Merger Agreement is terminated in accordance with its terms or (b) August 12, 2018. The foregoing paragraphs will not be deemed to impair, limit or otherwise restrict in any manner Cott’s rights to terminate the Merger Agreement in accordance with its terms.

Cott and Purchaser have agreed that they will not terminate or withdraw the Offer prior to any scheduled Expiration Date except if the Merger Agreement has been terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to not accept any Shares tendered pursuant to the Offer, and to promptly (and in any event within two (2) business days of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated pursuant to its terms prior to the purchase of Shares in the Offer, Purchaser will promptly return and will cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Closing of the Merger

Unless the Merger Agreement is terminated prior to such time in accordance with its terms, subject to the provisions of the Merger Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Merger Closing”) will take place as soon as practicable after (and in no event later than the business day following) the Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions at the Merger Closing) or such other date as the parties may mutually agree in writing.

Concurrently with the Merger Closing, Cott and Crystal Rock will cause the certificate of merger or certificate of ownership and merger or other appropriate documents to be filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL (if any). Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, (i) Purchaser will be merged with and into Crystal Rock and the separate corporate existence of Purchaser will cease, (ii) Crystal Rock will be the surviving corporation in the Merger and will continue to be governed by the DGCL, and (iii) the separate corporate existence of Crystal Rock with all its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger.

Governing Documents, Directors and Officers Following the Merger

At the Effective Time, (i) the Amended and Restated Certificate of Incorporation of Crystal Rock, as amended, as in effect as of the date of the Merger Agreement will be amended and restated in its entirety to read in the form of Exhibit A of the Merger Agreement, and as so amended and restated will be the certificate of incorporation of the Surviving Company, until thereafter amended as provided therein or by applicable law, subject to the limitations of the Merger Agreement and (ii) the bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Company until thereafter amended as provided therein or by applicable law, subject to the limitations of the Merger Agreement.

The directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Company each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company. The officers of Purchaser immediately prior to the Effective Time, from and after the Effective Time, will be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Merger Without Meeting of Stockholders

The Merger will be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of Crystal Rock. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a meeting of the stockholders of Crystal Rock in accordance with Section 251(h) of the DGCL.

Merger Consideration to Crystal Rock Stockholders

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the Merger Agreement or, as described below, Dissenting Shares (collectively, the “Excluded Shares”)) will be canceled and automatically converted into the right to receive the Merger Consideration, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. Each Share held in the treasury of Crystal Rock or owned by any direct or indirect wholly-owned subsidiary of Crystal Rock (if any) and each Share owned by Cott, Purchaser or any direct or indirect wholly-owned subsidiary of Cott immediately prior to the Effective Time will automatically be canceled without any conversion thereof and no payment or distribution will be made with respect thereto. Until surrendered in accordance with the Merger Agreement, each Certificate and uncertificated Shares represented by book-entry form (“Book-Entry Shares”) will be deemed at all times after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration to which the holder thereof is entitled pursuant to the Merger Agreement. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares in accordance with the Merger Agreement.

Appraisal Rights

Each Share outstanding immediately prior to the Effective Time and held of record or beneficially by a person who has not voted in favor of approval and adoption of this Agreement and who is entitled to demand and properly exercises appraisal rights with respect to such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, shall not be converted into or represent the right to receive the Merger Consideration for such Shares but instead shall be entitled to payment of the fair value of such Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Shares shall cease and such Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon.

The foregoing summary of Section 262 of the DGCL does not purport to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. Failure to follow the steps that Section 262 of the DGCL requires for perfecting appraisal rights may result in the loss of those rights.

Crystal Rock will provide prompt notice to Cott of any demands and any other instruments served pursuant to applicable law that are received by Crystal Rock for appraisal rights with respect to any Shares, and Cott shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Crystal Rock shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Exchange of Crystal Rock Stock Certificates Following the Merger

Prior to the Effective Time, Cott will appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by Crystal Rock to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.

At or prior to the Effective Time, Cott will deposit, or will cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), for payment through the Paying Agent, an amount in cash sufficient to pay the aggregate Merger Consideration.

Promptly after the Effective Time, Cott will cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of Shares (other than the Excluded Shares) entitled to receive the Merger Consideration, a Letter of Transmittal and instructions for use in effecting the surrender of those Certificates and Book-Entry Shares in exchange for the Merger Consideration.

Upon surrender of a duly executed Letter of Transmittal and a Certificate representing Shares to the Paying Agent or receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares and, in each case, such other documents as may customarily be required by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration into which the Shares represented by such Certificate or Book-Entry Share have been converted pursuant to the Merger Agreement.

As of the six (6) month anniversary of the Effective Time, the Surviving Company will be entitled to require the Paying Agent to deliver to the Surviving Company any portion of the consideration deposited with the Paying Agent that has not been transferred to the holders of Shares and any holder of Shares (other than the Excluded Shares) who has not theretofore surrendered such Certificates or Book-Entry Shares in compliance with the Merger Agreement will only look to Cott or the Surviving Company for, and Cott and the Surviving Company will remain liable for, subject to abandoned property, escheat or other similar laws, satisfaction of any claims for payment of the Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Crystal Rock, on the one hand, and Cott and Purchaser, on the other hand, that are qualified in several important respects, which should be considered by stockholders as they read them in the Merger Agreement. Certain representations and warranties made by Crystal Rock are qualified by certain information of Crystal Rock filed with the SEC by Crystal Rock before the date of the Merger Agreement. In addition, the representations, warranties and certain covenants of Crystal Rock are qualified by confidential disclosure schedules that Crystal Rock prepared and delivered to Cott and Purchaser in connection with the execution and delivery of the Merger Agreement. In addition, certain of the representations and warranties made by Crystal Rock, on the one hand, and Cott and Purchaser, on the other hand, were made as of a specified date, and certain of the representations and warranties may have been used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, certain of the representations, warranties and covenants of the parties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders.

The representations and warranties made by Crystal Rock relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including qualification to do business under applicable laws, corporate standing and corporate power of each of Crystal Rock and its subsidiaries;

•	the existence of subsidiaries of Crystal Rock;

•	organizational documents of Crystal Rock and its subsidiaries;

•	capital structure and securities of Crystal Rock;

•	ownership of the equity securities of Crystal Rock’s subsidiaries and that such securities are validly issued, fully paid, nonassessable and free of preemptive rights or other encumbrances;

•	authority of Crystal Rock to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and due execution and delivery of the Merger Agreement;

•	absence of violations of applicable laws, organizational documents and contracts as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	compliance with applicable laws;

•	timely filing of required SEC filings, compliance of SEC filings with applicable law, accuracy and completeness of SEC filings and absence of certain SEC inquiries or investigations;

•	preparation of financial statements in accordance with GAAP and maintenance of internal controls over financial reporting and disclosure controls;

•	absence of certain undisclosed liabilities, off-balance sheet arrangements and loans;

•	absence of certain changes and events, including an event constituting a Company Material Adverse Effect, since October 31, 2017;

•	compliance with the Sarbanes-Oxley Act and applicable rules and regulations of NYSE;

•	provision to Cott of certain materials related to Crystal Rock’s contracts and other instruments and SEC correspondence;

•	absence of material litigation;

•	employee benefit plans;

•	certain labor and employment matters;

•	real property and ownership of tangible and intangible assets;

•	certain tax matters;

•	material contracts;

•	principal customers and suppliers;

•	certain insurance matters;

•	environmental matters;

•	intellectual property;

•	product liability;

•	compliance with anti-corruption laws;

•	absence of certain affiliate transactions;

•	accuracy of the information included in this Offer to Purchase and the Solicitation/Recommendation Statement filed on Schedule 14D-9;

•	approval of the Merger Agreement and the transactions contemplated thereby by the Crystal Rock Board;

•	exemption from the takeover laws of Delaware, including Section 203 of the DGCL;

•	actions in accordance with Rule 14d-10(d) of the Exchange Act;

•	opinion of Mirus to the Crystal Rock Board with respect to the fairness, from a financial point of view, to holders of Shares of the Offer Price and the Merger Consideration; and

•	brokers.

The representations and warranties made by Cott and Purchaser relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including qualification to do business under applicable law, corporate standing and corporate power of Cott and Purchaser;

•	authority of Cott and Purchaser to enter into the Merger Agreement and the transactions contemplated thereby, and due execution and delivery of the Merger Agreement;

•	absence of any conflict with or violation of Cott’s and Purchaser’s organizational documents, laws or contracts;

•	required consents and approvals and filings as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	no ownership of Crystal Rock Common Stock;

•	ownership and operation of Purchaser;

•	absence of litigation related to or that would otherwise impact the transactions contemplated by the Merger Agreement;

•	sufficiency of funds to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	accuracy of the information included in this Offer to Purchase or supplied by Cott or Purchaser for inclusion in the Solicitation/Recommendation Statement filed on Schedule 14D-9; and

•	brokers.

Under the Merger Agreement, Crystal Rock, Cott and Purchaser agreed that except for the representations and warranties expressly contained in the Merger Agreement, no party makes any other representation or warranty.

The representations and warranties of Crystal Rock, Cott and Purchaser contained in the Merger Agreement will terminate and expire at the Effective Time.

Material Adverse Effect

Several of the representations, warranties and closing conditions contained in the Merger Agreement refer to the concept of a “Company Material Adverse Effect” or a “Parent Material Adverse Effect.”

For purposes of the Merger Agreement, a “Company Material Adverse Effect” with respect to Crystal Rock will be deemed to occur if any event, circumstance, change, condition, occurrence or effect, individually or in the aggregate with any other event, circumstance, change, condition, occurrence or effect, that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of Crystal Rock and its subsidiaries, taken as a whole, or (b) has, or would reasonably be expected to have, a material adverse effect on, or prevents or materially delays, the ability of Crystal Rock to consummate the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, in the case of clause (a) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect:

•	any event, circumstance, change, condition, occurrence or effect arising after the date of the Merger Agreement and resulting from or relating to (provided that the exceptions set forth in the first, second, third, fourth and fifth bullet points below shall apply only to the extent that such event, circumstance, change, condition, occurrence or effect does not have a disproportionate impact on Crystal Rock and its subsidiaries, taken as a whole, compared to other companies that operate in the industries in which Crystal Rock and its subsidiaries operate):

•	a change in general economic, political, regulatory, business, economic, financial, credit or capital market conditions, including interest or exchange rates;

•	a change in the general conditions in the industries in which Crystal Rock and its subsidiaries operate;

•	any change or proposed change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof) or required by any change or proposed change in applicable law after the date of the Merger Agreement;

•	any adoption, implementation, promulgation, repeal or modification, or any proposal with respect thereto, of any applicable law after the date of the Merger Agreement;

•	any outbreak, escalation or acts of terrorism, insurrection, armed hostility or war;

•	the announcement of the execution of the Merger Agreement or the pendency of the transactions contemplated thereby, including any loss or adverse change in the relationship of Crystal Rock or its subsidiaries with their respective employees, customers or suppliers related thereto;

•	any Action (as defined below) made or brought by any holder of Shares (on the holder’s own behalf or on behalf of Crystal Rock) arising out of or related to the Merger Agreement or the transactions contemplated thereby;

•	the taking of any action expressly required by, or the forbearance from taking any action expressly prohibited by the Merger Agreement or the taking of any action consented to or requested in writing by Cott prior to the taking of such action;

•	the matters set forth in the forms, reports, statements, schedules and other documents required to be filed by Crystal Rock with the SEC since January 31, 2015 or otherwise disclosed in the confidential disclosure schedules delivered by Crystal Rock to Cott and Purchaser in connection with the Merger Agreement; or

•	any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period, any changes in credit ratings or analysts’ recommendations or ratings with respect to Crystal Rock or the Shares, or a decline in the price or trading volume of the Shares (provided that, except as otherwise provided in the definition of Company Material Adverse Effect, the underlying causes of such failure, change or decline may be considered in determining whether there is a Company Material Adverse Effect).

For purposes of the Merger Agreement, a “Parent Material Adverse Effect” with respect to each of Cott or Purchaser means any event, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other event, circumstance, change, condition, occurrence or effect, has a material adverse effect on, or prevents or materially delays, the ability of Cott or Purchaser to consummate the transactions contemplated by the Merger Agreement.

Conduct of Business by Crystal Rock Pending the Merger

Crystal Rock has agreed to certain restrictions relating to the conduct of its business between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. During such time:

•	except (i) as permitted or contemplated by the Merger Agreement, (ii) as set forth in the confidential disclosure schedule delivered by Crystal Rock to Cott and Purchaser in connection with the Merger Agreement, (iii) as required by applicable law or the rules or regulations of NYSE, or (iv) undertaken with the prior written consent of Cott (which consent may not be unreasonably withheld, conditioned or delayed), Crystal Rock will, and will cause its subsidiaries to, conduct the businesses of Crystal Rock and its subsidiaries in the ordinary course of business, consistent with past practice, and use reasonable best efforts to preserve substantially intact the business organization and material relationships of Crystal Rock and its subsidiaries, and keep available the services of its executive officers and key employees on commercially reasonable terms; and

•	without limiting the generality of the foregoing, except as (i) permitted or contemplated by the Merger Agreement, (ii) set forth in the confidential disclosure schedule delivered by Crystal Rock to Cott and Purchaser in connection with the Merger Agreement, or (iii) required by applicable law or the rules or regulations of NYSE, neither Crystal Rock nor any of its subsidiaries will, without the prior written consent of Cott (which consent, in the case of the eighth, eleventh, thirteenth and fourteenth bullet points below (but, in the case of the fourteenth bullet point below, only to the extent such consent relates to matters described in the eighth, eleventh and thirteenth bullet points below), shall not be unreasonably withheld, conditioned or delayed):

•	amend Crystal Rock’s organizational documents, any certificate of incorporation or bylaws, or other comparable charter or organizational documents, of Crystal Rock’s subsidiaries;

•	issue, sell, dispose of or encumber, or authorize such issuance, sale, disposition or encumbrance of, any equity interests of Crystal Rock or any of its subsidiaries, subject to certain exceptions;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of their share capital or other equity interests, subject to certain exceptions, or enter into any contract with respect to the voting or registration of their share capital or other equity interests;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of their share capital or other equity interests;

•	sell, transfer, lease, sublease, license, sublicense, mortgage, pledge, encumber, incur any lien on (other than a permitted lien), or otherwise dispose of, or authorize any of the foregoing with respect to, any of their real properties or other material properties or assets;

•	acquire (including by merger, consolidation, acquisition of stock or assets, or any other business combination) any person or other business organization (or any division thereof);

•	except for intercompany loans between Crystal Rock and any of its subsidiaries or between any Crystal Rock subsidiaries and extensions or renewals of Crystal Rock’s existing credit facility, (i) repurchase, prepay or incur any indebtedness for borrowed money, (ii) issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of Crystal Rock or any of its subsidiaries, (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than loans or advances to employees in amounts no greater than $10,000 individually and $50,000 in the aggregate, (iv) enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (v) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than Crystal Rock or any of its wholly-owned subsidiaries);

•	enter into, amend in a material manner, waive, renew (other than in the ordinary course of business) or terminate (other than any material contract that expires by its terms) any material contract (or any other contract that would be deemed a material contract if it had been entered into prior to the date of the Merger Agreement);

•	make capital expenditures in excess of $50,000 individually and $250,000 in the aggregate per month, for Crystal Rock and its subsidiaries, taken as a whole;

•	except as required by applicable law or under existing employment or other compensation agreements or arrangements, or to comply with any Company Stock Plan or any program or policy of Crystal Rock, in each case in effect as of the date of the Merger Agreement, (i) increase the compensation payable or to become payable to service providers of Crystal Rock (other than immaterial, individually and in the aggregate, increases to the compensation of service providers who are not directors or officers of Crystal Rock in the ordinary course of business consistent with past practice), (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former service provider of Crystal Rock, (iii) establish, adopt, enter into, terminate or amend any Company Stock Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be an employee benefits plan if it were in existence as of the date of the Merger Agreement, for the benefit of any service provider of Crystal Rock, (iv) establish, adopt, enter into or amend any collective bargaining agreement or labor union contract, or (v) hire any new service provider of Crystal Rock with an annual base salary in excess of $150,000 (or promote any such service provider such that his or her annual base salary would be in excess of $150,000) without providing prior notice to, and consulting on a good faith basis with, Cott, in connection therewith;

•	settle or commence any lawsuit, litigation, suit, audit, claim, complaint, demand, summons, cease and desist letter, subpoena, injunction, action, proceeding, arbitration, notice of violation or investigation (an “Action”), other than settlements involving not more than $100,000 in monetary damages individually (net of insurance proceeds, and that provide for no relief other than monetary damages) or waive, release or assign any claims or rights of material value;

•	change its financial accounting policies or procedures in effect as of October 31, 2017, other than as required by applicable law or GAAP, or write up, write down or write off the book value of any material assets of Crystal Rock or any of its subsidiaries, other than as may be required by applicable law or GAAP;

•	make, change or rescind any material tax election, file any material amended tax return or claim for tax refund, adopt or change any material method of tax accounting, extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax, settle or compromise any material tax liability (other than the payment of taxes in the ordinary course of business) or refund or enter into any agreement with any governmental authority relating to taxes; or

•	authorize, commit or agree to take any of the foregoing actions.

Third-Party Acquisition Proposals

Crystal Rock will, and will cause its subsidiaries to, and will cause any representative of Crystal Rock and its subsidiaries to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal (as defined below), or any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, and will request the prompt return or destruction of all confidential information previously furnished to any person in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such person, its affiliates or its subsidiaries’ representatives. Crystal Rock will not, and will cause each of its subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party, and Crystal Rock will, and will cause its subsidiaries to, enforce the provisions of any such agreement; provided, however, that Crystal Rock may grant a waiver of, and shall not be obligated to enforce, any such provision if the Crystal Rock Board (or any committee thereof) has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver would reasonably be expected to constitute a breach of its fiduciary duties under applicable law.

Subject to the exceptions described below, Crystal Rock has agreed that during the period from the date of the Merger Agreement and the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with its terms, it will not, and will cause each of its subsidiaries and any of the officers, directors or employees of it or any of its subsidiaries, and any other representative of Crystal Rock and its subsidiaries not to, directly or indirectly:

•	solicit, initiate, facilitate or knowingly encourage any inquiries or the submission of any Acquisition Proposal or any inquiry or proposal that could be reasonably expected to lead to an Acquisition Proposal;

•	participate in any discussions or negotiations with any person regarding any Acquisition Proposal, other than for the sole purpose of informing such person of the existence of the restrictions regarding third-party proposals contained in the Merger Agreement;

•	furnish to any person any non-public information in connection with, or for the purpose of initiating, facilitating or knowingly encouraging, any inquiries, proposals or offers that constitute, or could be reasonably expected to lead to, an Acquisition Proposal;

•	otherwise initiate, facilitate or knowingly encourage any effort or attempt to make an Acquisition Proposal, or any inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal; or

•	execute or enter into, or commit to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement (as defined below) entered into in accordance with the terms of the Merger Agreement) regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal (any of the foregoing, an “Acquisition Agreement”).

An “Acquisition Proposal” means any oral or written proposal or offer for a transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) the purchase or other acquisition by any person or “group” (as defined pursuant to the Exchange Act), directly or indirectly, of more than 20% of the outstanding Shares, or any tender offer or exchange offer by any person or “group” (as defined pursuant to the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning, directly or indirectly, more than 20% of the outstanding Shares, (ii) a merger, consolidation, joint venture, business combination or other similar transaction involving Crystal Rock pursuant to which the stockholders of Crystal Rock immediately preceding such transaction would hold less than 80% of the equity interests, (iii) a sale, transfer, acquisition or disposition, directly or indirectly, of more than 20% of the consolidated assets of Crystal Rock and its subsidiaries, taken as a whole (whether based on the fair market value, revenue generation or net income), or (iv) a liquidation, dissolution or other winding up of Crystal Rock and its subsidiaries, taken as a whole.

An “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not materially less restrictive, in the aggregate, to the counterparty thereto than the terms of the confidentiality agreement entered into by Cott and Crystal Rock on August 17, 2017 (the “Confidentiality Agreement”), provided, however, that such confidentiality agreement (i) may contain provisions that permit Crystal Rock to comply with certain provisions in the Merger Agreement and (ii) shall include a “standstill” restriction that is of the same scope as the “standstill” restrictions in the Confidentiality Agreement, without application of any “fall-away” provisions contained therein, but such restrictions need not prohibit the making of any confidential Acquisition Proposal to Crystal Rock or the Crystal Rock Board (or any committee thereof).

However, notwithstanding the foregoing paragraphs, Crystal Rock may grant a waiver, amendment or release under any confidentiality or standstill agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to Crystal Rock or the Crystal Rock Board (or any committee thereof) so long as the Crystal Rock Board has determined in good faith (after consultation with outside legal counsel) that the failure to grant such waiver could reasonably be expected to be constitute a breach of its fiduciary duties under applicable law. Additionally, prior to the Acceptance Time, in response to a written Acquisition Proposal, which Acquisition Proposal was not solicited by Crystal Rock and did not result from a breach of Crystal Rock’s responsibilities set forth in the foregoing paragraphs, Crystal Rock may furnish information with respect to Crystal Rock to the person making such Acquisition Proposal and its representatives pursuant to an Acceptable Confidentiality Agreement (provided that any such information that is provided or made available to the person making such Acquisition Proposal shall, to the extent not previously provided to Cott, be provided or made available to Cott prior to or substantially concurrently with such information being provided to such person making such Acquisition Proposal) and participate in discussions or negotiations with such person and its representatives regarding such Acquisition Proposal, subject to:

•	the Crystal Rock Board (i) determining in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal (as defined below) and (ii) determining in good faith (after consultation with its outside legal counsel) that its failure to take such actions would reasonably be expected to constitute a breach of its fiduciary duties under applicable law;

•	Crystal Rock providing written notice to Cott of the determination referenced in the immediately preceding bullet point; and

•	Crystal Rock receiving from such person an executed Acceptable Confidentiality Agreement.

A “Superior Proposal” means any bona fide Acquisition Proposal made by any person or group (other than Cott or Purchaser) after the date of the Merger Agreement, which Acquisition Proposal did not result from a breach of Crystal Rock’s responsibilities set forth in the foregoing paragraphs, that (i) would result in such person or group (or in the case of a direct merger between such person and Crystal Rock, the stockholders of such person) acquiring, directly or indirectly, a majority of the outstanding Crystal Rock Common Stock or a majority of the assets of Crystal Rock and its subsidiaries taken as a whole, (ii) is on terms that the Crystal Rock Board determines (after consultation with its financial advisor and outside legal counsel) in light of all relevant considerations to be more favorable to the holders of the Shares than the transaction contemplated by the Merger Agreement, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any binding proposal by Cott to amend the terms of the Merger Agreement) and the financial, regulatory, legal and other aspects of the proposal, and (iii) the Crystal Rock Board determines (after consultation with its financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms in a reasonable period of time, taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the indentity of the person making the Acquisition Proposal) of such proposal.

Crystal Rock will promptly (and in any event within one (1) calendar day):

•	provide Cott written notice of (i) the receipt of any Acquisition Proposal or (ii) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, Crystal Rock, any of its subsidiaries or any representative of Crystal Rock or its subsidiaries concerning an Acquisition Proposal;

•	disclose to Cott the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of such Acquisition Proposal or any such inquiry, offer, proposal or request;

•	provide Cott (and its outside counsel) with copies of versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the person making such Acquisition Proposal) relating to such Acquisition Proposal, in each case exchanged between Crystal Rock, on the one hand, and the person making such Acquisition Proposal or any of its representatives, on the other hand.

Crystal Rock will promptly (and in any event within one (1) calendar day) following a determination by the Crystal Rock Board (or any committee thereof) after consultation with outside legal counsel that an Acquisition Proposal is a Superior Proposal, notify Cott of such determination.

Board Recommendation Change and Written Notice of Adverse Recommendation Change

Except as described below, neither Crystal Rock nor the Crystal Rock Board (or any committee thereof), will, and neither will publicly propose to, (i) withhold, withdraw or modify, in a manner adverse to Cott or Purchaser, the Company Board Recommendation (as defined below), (ii) approve or recommend any Acquisition Proposal, (iii) enter into any Acquisition Agreement, or (iv) refrain from recommending against (and reaffirming the Company Board Recommendation) any Acquisition Proposal that is a tender offer or exchange offer within ten (10) business days after the commencement thereof. Any such action, other than that set forth in the preceding clause (iii), is an “Adverse Recommendation Change.”

The “Company Board Recommendation” means the Crystal Rock Board’s unanimous (i) determination that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Crystal Rock and its stockholders, (ii) declaration that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable, (iii) approval of the execution, delivery and performance by Crystal Rock of the Merger Agreement and the consummation of the transactions contemplated thereby,

(iv) resolution that the Merger will be effected under Section 251(h) of the DGCL, and (v) subject to the other terms and conditions of the Merger Agreement, resolution to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

However, prior to the Acceptance Time, and so long as Crystal Rock is not in breach of the terms of the Merger Agreement, the Crystal Rock Board may effect an Adverse Recommendation Change (and with respect to the immediately following bullet only and not with respect to an Intervening Event cause Crystal Rock to terminate the Merger Agreement by written notice to Cott of such termination), if

•	Crystal Rock receives an unsolicited, written Acquisition Proposal that the Crystal Rock Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would reasonably be expected to constitute a breach of its fiduciary duties under applicable law; provided that:

•	prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal, (i) Crystal Rock has notified Cott in writing that it intends to effect an Adverse Recommendation Change, (ii) Crystal Rock has provided Cott all of the information that is specified in accordance with the foregoing paragraphs with respect to such Superior Proposal, (iii) if requested to do so by Cott, for a period of five (5) business days following delivery of such notice, Crystal Rock will have discussed and negotiated in good faith, and will have made its or its subsidiaries’ representatives available to discuss and negotiate in good faith, with Cott and its or its subsidiaries’ representatives any bona fide proposed modifications to the terms and conditions of the Merger Agreement, and (iv) no earlier than the end of such five (5) business day period, the Crystal Rock Board (after consultation with its outside legal counsel and financial advisor) will have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement proposed by Cott during such five (5) business day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change in connection therewith would reasonably be expected to constitute a breach of its fiduciary duties under applicable law; and

•	any change to the financial or other material terms of such Superior Proposal that was previously the subject of a notice pursuant to the immediately preceding bullet will require Crystal Rock to provide a new notice to Cott in the same manner as described in the immediately preceding bullet point and require Crystal Rock to again comply with the requirements set forth in the immediately preceding bullet point; except that with respect to any such new notice or subsequent notices, references to a “five (5) business day period” will be deemed references to a “three (3) business day period;” or

•	an Intervening Event (as defined below) occurs and as a result thereof the Crystal Rock Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties under applicable law; provided that:

•

prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (i) Crystal Rock has notified Cott in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (ii) if requested to do so by Cott, for a period of five (5) business days following delivery of such notice, Crystal Rock will have discussed and negotiated in good faith, and will have made its or its subsidiaries’ representatives available to discuss and negotiate in good faith, with Cott and its or its subsidiaries’ representatives any bona fide proposed modifications to the terms and conditions of the Merger Agreement, and (iii) no earlier than the end of such five (5)-business day period, the Crystal Rock Board will have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger

Agreement proposed by Cott during such five (5)-business day period and after consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change would still reasonably be expected to constitute a breach of the Crystal Rock Board’s fiduciary duties under applicable law.

An “Intervening Event” means any material event, circumstance, change, effect, development or condition (other than an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal) that was not known or reasonably foreseeable by the Crystal Rock Board as of the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by Crystal Rock’s Board as of the date of the Merger Agreement); provided, however, that in no event shall (i) any action taken by the parties pursuant to or in compliance with the Merger Agreement, (ii) any changes in law or the commencement, continuance or settlement of any action, (iii) changes in the market price or trading volume of the shares in and of themselves, (iv) the fact, in and of itself, that Crystal Rock or any of its subsidiaries meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period, (v) a change in the general conditions in the industries in which Crystal Rock and its subsidiaries operate or (vi) any event, development or change relating solely to Cott or its affiliates, in each case, constitute an “Intervening Event.”

Nothing contained in the Merger Agreement will prevent Crystal Rock or the Crystal Rock Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to holders of Shares if the Crystal Rock Board determines (after consultation with its outside legal counsel) that its failure to disclose would reasonably be expected to constitute a breach of its fiduciary duties under applicable law; provided that, in each case, any Adverse Recommendation Change may only be made in accordance with the foregoing paragraphs.

If any representative of Crystal Rock or any subsidiary of Crystal Rock takes any action, on behalf of Crystal Rock or any subsidiary, which, if taken by Crystal Rock, would constitute a material breach of the no-solicitation provisions of the Merger Agreement described in this subsection, and Crystal Rock does not take reasonable action to seek to cure such breach within two (2) business days of the earlier of the date on which Crystal Rock receives written notice from Cott or Purchaser of such breach and the date on which Crystal Rock’s senior management team obtains knowledge of such breach, then Crystal Rock will be deemed to have breached the no-solicitation provisions of the Merger Agreement described in this subsection.

Indemnification

From and after the Effective Time, the Surviving Company and its subsidiaries will, and Cott will cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of Crystal Rock and its subsidiaries under any and all indemnification agreements between Crystal Rock or any of its subsidiaries and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). The certificate of incorporation and bylaws of the Surviving Company will contain provisions not materially less favorable with respect to exculpation and indemnification than are set forth in the Amended and Restated Certificate of Incorporation of Crystal Rock as in effect as of the date of the Merger Agreement or the Amended and Restated Bylaws of Crystal Rock as in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would affect adversely in any material respect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Crystal Rock or any of its subsidiaries.

In addition, for a period of six (6) years after the Effective Time, the Surviving Company will to the fullest extent permitted under applicable law indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of Crystal Rock or any of its subsidiaries occurring on or before the Effective Time.

For a period of six (6) years after the Effective Time, Cott will cause the Surviving Company to maintain in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by Crystal Rock’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been previously made available to Cott) with coverage in amount and scope at least as favorable, in the aggregate, to such persons as the coverage under Crystal Rock’s existing directors’ and officers’ liability insurance policy; provided that (a) Cott or the Surviving Company will not be required to expend in connection therewith more than an amount per year equal to 250% of current annual premiums paid by Crystal Rock for such coverage and (b) if the annual premium of such insurance coverage exceeds such amount, Cott will cause the Surviving Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At Cott’s option, Cott may purchase prior to the Effective Time a six (6)-year prepaid “tail policy” covering those persons who are currently covered by Crystal Rock’s directors’ and officers’ liability insurance policy, in which case Cott and the Surviving Company will be relieved of their obligations pursuant to the immediately preceding sentence; provided, that if a prepaid policy has been obtained prior to the Effective Time, the Surviving Company will (and Cott will cause the Surviving Company to) maintain such policy in full force and effect for its full term, and continue to honor the obligations thereunder.

Regulatory Approvals

Each of Cott, Purchaser and Crystal Rock will, and will cause each of its subsidiaries to:

•	use its reasonable best efforts (subject to compliance with applicable law) to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement, including:

•	using reasonable best efforts to obtain from any governmental authority or any other third-party any authorizations, consents, orders, approvals, licenses, permits or waivers required to be obtained or made by any of Cott, Purchaser and Crystal Rock or any of their respective subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, as promptly as practicable following the date of the Merger Agreement;

•	making all necessary filings, and thereafter making any other required submissions, with respect to the Merger Agreement and the transactions contemplated thereby required under (i) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws and (ii) any other applicable law;

•	executing or delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement; and

•	cooperating with the other parties in connection with the making of all such filings and using their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law;

•	give the other parties prompt notice of the making or commencement of any request, inquiry or Action by any governmental authority with respect to the transactions contemplated by the Merger Agreement;

•	keep the other parties reasonably informed as to the status of any such request, inquiry or Action; and

•	promptly inform the other parties of any communication to or from any governmental authority to the extent regarding the transactions contemplated by the Merger Agreement, or regarding any such request, inquiry or Action; and provide a copy of all written communications, correspondence, filings or communications between them or any of their representatives, on the one hand, and any governmental authority or members of its staff, on the other hand, with respect to the Merger Agreement and the transactions contemplated thereby.

None of the parties will agree to participate in any substantive meeting, telephone call or discussion with any governmental authority in respect of any submissions, filings, investigation (including any settlement of the investigation), Action or other inquiry relating to the transactions contemplated by the Merger Agreement unless it consults with the other parties in advance and, to the extent permitted by such governmental authority, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion.

Subject to applicable law, in advance and to the extent practicable, each of Cott or Crystal Rock, as the case may be, will consult the other on all the information relating to Cott or Crystal Rock, as the case may be, and any of their respective subsidiaries that appear in any filing made with, or written materials submitted to, any third-party and/or any governmental authority in connection with the transactions contemplated by the Merger Agreement.

Stockholder Litigation

Except to the extent and as would be reasonably expected to violate or result in a loss of any attorney-client privilege, Crystal Rock has agreed to promptly advise Cott in writing of any stockholder litigation against Crystal Rock and/or its directors or executive officers relating to the transactions contemplated by the Merger Agreement and will, on an ongoing basis, keep Cott reasonably informed regarding and provide Cott with the opportunity to participate in the defense or settlement of any such stockholder litigation; provided that Crystal Rock shall control such defense; provided further, that no settlement of any such litigation will be agreed to without Cott’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Cott and Crystal Rock in the preparation of the Offer, of which the Schedule TO forms a part, the Schedule 14D-9 and other required filings;

•	subject to certain limitations, reasonable access to information about Crystal Rock to be made available upon Cott’s request;

•	consultation between Crystal Rock and Cott prior to making any public statements relating to the Merger Agreement and the transactions contemplated thereby;

•	employee benefit matters;

•	pre-closing tax returns; and

•	promptly notifying the other party (A) of the occurrence of an event that would or would be reasonably likely to (i) result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, (ii) prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or (iii) result in the failure of any condition set forth in the Merger Agreement and described in “Conditions to the Completion of the Merger” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase to be satisfied by August 12, 2018, (B) upon receipt of any notice or other communication from any governmental authority or any securities market in connection with the transactions contemplated by the Merger Agreement, or (C) upon receipt of any written notice from any third party alleging that its consent or approval is required provided that the pursuit of such consent or approval could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

Conditions to the Completion of the Merger

The completion of the transactions contemplated by the Merger Agreement depends upon the satisfaction or written waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived by Cott, Purchaser or Crystal Rock, as applicable.

The following conditions must be satisfied or waived before Cott, Purchaser or Crystal Rock is obligated to complete the Merger:

•	Purchaser shall have accepted for payment, or cause to be accepted for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement on the terms thereby.

Purchaser is not required to accept for payment or pay for any validly tendered Shares in the Offer and may delay the acceptance for payment of any validly tendered Shares if:

•	the Minimum Condition shall not have been satisfied at the Expiration Date;

•	at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following shall have occurred and be continuing at the Expiration Date:

•	a governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order that shall be in effect and shall have the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Offer and the Merger.

•	the representations and warranties made by Crystal Rock in the Merger Agreement relating to Crystal Rock’s organization and qualification, subsidiaries, organizational documents, and authority to execute and deliver the Merger Agreement and to perform its obligations thereunder and to consummate the transactions as contemplated by the Merger Agreement, shall fail to be true and correct as of the Expiration Date;

•	the representations and warranties made by Crystal Rock in the Merger Agreement relating to Crystal Rock’s capitalization shall fail to be true and correct as of the Expiration Date (except to the extent such representation or warranty was expressly made as of a particular date, in which case on and as of such date), except for inaccuracies that would not, individually or in the aggregate, result in more than a $5,000 increase in aggregate consideration payable by Cott pursuant to the Merger Agreement;

•	the remaining representations and warranties made by Crystal Rock in the Merger Agreement are not true and correct (1) as of the date of the Merger Agreement and (2) as of the Expiration Date (except, in either case to the extent such representation or warranty was expressly made as of a particular date, in which case on and as of such date, and except, in the case of clause (2) only, where the failure to be so true and correct (without giving effect to any qualifications as to “materiality” or “Company Material Adverse Effect” set forth therein with respect to any events first occurring or facts first becoming known after the date of the Merger Agreement) individually or in the aggregate, is not, and would not reasonably be expected to be, material and adverse to the conduct of the business or financial condition of Crystal Rock and its subsidiaries, taken as a whole);

•	Crystal Rock shall have breached or failed to perform, in any material respect, any obligation, agreement or covenant of Crystal Rock to be performed or complied with by it under the Merger Agreement;

•	there shall have occurred since the date of the Merger Agreement a Company Material Adverse Effect;

•	Cott and Purchaser shall have failed to receive a certificate executed by Crystal Rock’s Chief Executive Officer and Chief Financial Officer on behalf of Crystal Rock, dated as of the Expiration Date, to the effect that the conditions set forth in the second through sixth bullet points above shall have been satisfied; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Cott and Purchaser and may be asserted by Cott or Purchaser regardless of the circumstances giving rise to such conditions and may be waived in writing, as permitted by applicable law, by Cott or Purchaser (except for the Minimum Condition) in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated in the following ways:

•	by mutual written consent of Cott and Crystal Rock;

•	by either Cott or Crystal Rock if the Acceptance Time has not occurred on or before August 12, 2018 (the “Outside Date”), provided, however, that the right to so terminate the Merger Agreement will not be available to Cott or Crystal Rock if its breach of the Merger Agreement has been the primary cause or primarily resulted in the failure of the Acceptance Time to occur on or before the applicable Outside Date;

•	by either Cott or Crystal Rock if the Offer expires as a result of the non-satisfaction of any conditions to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase or is terminated or withdrawn pursuant to its terms without any Shares being accepted for payment thereunder, except that the right to so terminate the Merger Agreement will not be available to Cott or Crystal Rock if its breach of the Merger Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase or the termination or withdrawal of the Offer pursuant to its terms without any Shares being accepted for payment under the Offer;

•	by either Cott or Crystal Rock if any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, or order, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Offer, except that the right to so terminate the Merger Agreement will not be available to Cott or Crystal Rock if its breach of the Merger Agreement has been the primary cause or primarily resulted in the issuance of such decision, injunction, decree, ruling, or order;

•	by Crystal Rock prior to the Acceptance Time if, for any reason, Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within twenty (20) business days after the date of the Merger Agreement, except Crystal Rock may not so terminate the Merger Agreement if Crystal Rock has not provided Cott with a Schedule 14D-9 that Crystal Rock is prepared to file, without further revisions;

•

by Crystal Rock prior to the Acceptance Time if the Crystal Rock Board determines to enter into a definitive agreement with respect to a Superior Proposal, provided that (A) Crystal Rock (1) has complied in all material respects with the non-solicitation provisions set forth in the Merger Agreement and described in “Third-Party Acquisition Proposals” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase and (2) has not breached or failed to perform its obligations under such non-solicitation provisions, which breach or failure to perform is a consequence of an act or omission undertaken by Crystal Rock with the knowledge, or where Crystal Rock reasonably should have expected to cause, a breach of such obligations, and (B) prior to or substantially concurrently, and as a condition to the effectiveness of such termination, Crystal Rock has paid to Cott the Company Termination Fee (as defined below);

•	by Crystal Rock prior to the Acceptance Time if Cott or Purchaser has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) had a Parent Material Adverse Effect and (ii) is incapable of being cured prior to the applicable Outside Date or, if curable by such date, is not cured prior to the earlier of thirty (30) calendar days after written notice thereof is given by Crystal Rock to Cott and the applicable Outside Date, except that the right to so terminate the Merger Agreement will not be available to Crystal Rock if it is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•	by Cott prior to the Acceptance Time if the Crystal Rock Board has effected an Adverse Action (as defined below) or Crystal Rock or any of its subsidiaries enters into an Acquisition Agreement;

•	by Cott prior to the Acceptance Time if Crystal Rock has breached any of its representation or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any condition to the Offer set forth in the Merger Agreement and described in Section 15—“Conditions of the Offer” of this Offer to Purchase and (ii) is incapable of being cured prior to the applicable Outside Date, or, if curable by such date, is not cured prior to the earlier of thirty (30) calendar days after written notice thereof is given by Cott to Crystal Rock and the applicable Outside Date, except that the right to so terminate the Merger Agreement will not be available to Cott if either it or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•	by Cott prior to the Acceptance Time if Crystal Rock has intentionally breached its non-solicitation obligations under the Merger Agreement.

An “Adverse Action” means that Crystal Rock or the Crystal Rock Board has (i) effected an Adverse Recommendation Change, (ii) failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Cott to include the Company Board Recommendation in the Offer Documents, (iii) refused to affirm publicly the Company Board Recommendation following any reasonable written request by Cott to provide such reaffirmation (including in the event of an Acquisition Proposal having been publicly disclosed (other than pursuant to a commenced tender or exchange offer)) within two (2) business days after such request or (iv) publicly announced an intention to take, any of the foregoing actions.

Termination Fee; Effect of Termination

If the Merger Agreement is terminated by Crystal Rock in the circumstances described in the sixth bullet point above under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase, then Crystal Rock will pay Cott a termination fee in an amount equal to $1,500,000 (the “Company Termination Fee”).

If the Merger Agreement is terminated by Cott in the circumstances described in the eighth or tenth bullet points above under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase, then Crystal Rock will pay Cott the Company Termination Fee.

If the Merger Agreement is terminated by Cott or Crystal Rock in the circumstances described in the second, third or fourth bullet points above (in the case of the third bullet point, other than by reason of a Company Material Adverse Effect) under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase or by Cott in the circumstance described in the ninth bullet point above under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement” of this Offer to

Purchase, then, if (1) at or prior to the date of termination of the Merger Agreement, an Acquisition Proposal has been publicly announced, disclosed or otherwise made public, and (2) within twelve (12) months after the date of termination, Crystal Rock consummates any Acquisition Proposal, then Crystal Rock will pay Cott the Company Termination Fee.

For the avoidance of doubt, in the event that the Merger Agreement is terminated by Crystal Rock for any reason at a time when Cott would have had the right to terminate the Merger Agreement, Cott will be entitled to receipt of the Company Termination Fee that would have been payable had Cott terminated the Merger Agreement at such time. For purposes of the preceding paragraph, “Acquisition Proposal” has the meaning described above in “Third-Party Acquisition Proposals” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase, except that references to 20% in the definition will be deemed to be references to 50%.

In no event will Crystal Rock be required to pay the Company Termination Fee more than once. Notwithstanding anything to the contrary in the Merger Agreement, the parties have agreed that the payment of the Company Termination Fee will, in accordance with the Merger Agreement, be the sole and exclusive remedy available to the parties with respect to the termination of the Merger Agreement and the failure of the transactions contemplated by the Merger Agreement to be consummated.

Obligations in Event of Termination

In the event of a termination as described above, the Merger Agreement will become void and of no further force or effect except for certain sections of the Merger Agreement. Such termination will not relieve any party to the Merger Agreement of any liability for any fraud or intentional breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement prior to the date of such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity.

Expenses

Whether the transactions contemplated by the Merger Agreement are or are not consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, subject to any payments described in “Termination Fee; Effect of Termination” in this Section 12(a)—“Merger Agreement” of this Offer to Purchase.

Amendment

At any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented, but only pursuant to an instrument in writing signed by Cott, Purchaser and Crystal Rock; provided, however, that, following the Acceptance Time, no amendment may be made that would reduce the amount or change the form of Merger Consideration.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the laws of another state to otherwise govern the Merger Agreement.

Cott, Purchaser and Crystal Rock have agreed that any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Merger Agreement or the transactions contemplated thereby (whether brought by any party to the Merger Agreement or any of its affiliates or against any party to the Merger Agreement or any of its affiliates) will be heard and determined exclusively in the Delaware Court of Chancery; provided, however, if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action will be heard and determined exclusively in the United States District

Court for the District of Delaware; provided that if neither the Delaware Court of Chancery nor the United States District Court for the District of Delaware has jurisdiction over such Action, such Action shall be heard and determined in the Superior Court of the State of Delaware.

Specific Performance

Cott, Purchaser and Crystal Rock have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, Cott, Purchaser and Crystal Rock agree that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Merger Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by the Merger Agreement) to (i) an order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

The above summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference.

(b) Confidentiality Agreement.

In connection with Cott’s evaluation of the potential business combination that resulted in the Offer, Cott and Crystal Rock entered into a confidentiality agreement on August 17, 2017 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Cott agreed to keep confidential certain information furnished by Crystal Rock to Cott. Cott also agreed that such information furnished to Cott by Crystal Rock would be used solely for the purpose of evaluating, negotiating and advising on the potential business combination that resulted in the execution of the Merger Agreement and the launching of the Offer. If requested by Crystal Rock, Cott is required to return or destroy the written information furnished to Cott under the Confidentiality Agreement (except for one copy to be retained for backup and compliance purposes). Cott also agreed, for a period of 18 months following the execution of the Confidentiality Agreement, not to, directly or indirectly, solicit or hire any of Crystal Rock’s management level employees.

(c) Exclusivity Agreement.

On December 6, 2017, Crystal Rock and Cott entered into a non-binding letter of intent, which includes a binding exclusivity provision (such provision, the “Exclusivity Agreement”). As a condition to Cott’s agreement to commit substantial resources required to complete its due diligence investigation of Crystal Rock and to negotiate definitive agreements concerning the acquisition of Crystal Rock, Crystal Rock agreed not to—and to cause its affiliates and their respective officers, directors, employees and agents not to—for 50 days, initiate, solicit, encourage or facilitate, directly or indirectly, or accept any offer or proposal regarding the possible acquisition by any person other than Cott, including, without limitation, by way of a purchase or shares, purchase of assets or merger, of all or any substantial part of the equity securities or assets of the Company and its subsidiaries, and not to (other than in the ordinary course of business consistent with past practice) provide any confidential information regarding Crystal Rock’s assets or business to any person other than Cott and its representatives. Crystal Rock also agreed to terminate any such discussions already taking place and to immediately inform Cott of any inquiry or solicitation or other action prohibited by the Exclusivity Agreement.

(d) Tender and Support Agreement.

Each of John B. Baker, Peter K. Baker, U/T/A Dated 12/16/19 F/B/O Joan Baker Et Al, Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust, Ross S. Rapaport, and the Estate of Henry E. Baker (the “Significant Stockholders”), stockholders of Crystal Rock beneficially owning, collectively, approximately

10,852,155 Shares, representing approximately 50.8% of all outstanding Shares as of February 12, 2018, based on information provided by the Significant Stockholders, has entered into a tender and support agreement with Cott and Purchaser, dated February 12, 2018 (the “Tender Agreement”).

The Tender Agreement provides that, no later than ten business days after the commencement of the Offer, each of the Significant Stockholders, will tender pursuant to the Offer all outstanding Shares they beneficially own as of the date of the Tender Agreement, or five business days in respect of Shares which such Significant Stockholder acquires beneficial ownership after such date until the termination of the Tender Agreement (the “Subject Shares”). The Tender Agreement also restricts the transfer of the Subject Shares held by the Significant Stockholders and provides Cott an irrevocable proxy in respect of the Subject Shares until the Merger is consummated or the Merger Agreement is terminated pursuant to its terms.

The Tender Agreement terminates on the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the acceptance for payment by Purchaser (or other affiliate of Cott) of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement, timing of, the consideration payable to the stockholders of Crystal Rock pursuant to the Merger Agreement, (v) the mutual written consent of all of the parties to the Tender Agreement, and (vi) the Company Board effecting an Adverse Recommendation Change with respect to an Intervening Event pursuant to the Merger Agreement.

The above summary of certain provisions of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement itself, which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

13. Source and Amount of Funds

The Offer is not conditioned on the procurement of any financing. Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $35.2 million. Cott intends to obtain such funds from cash on hand. Cott does not have any alternative financing plans or arrangements.

Purchaser believes that the financial condition of Cott and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) Purchaser, through its parent company, Cott, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (c) the Offer is not subject to any financing condition, and (d) if Purchaser consummates the Offer, Cott will acquire any remaining Shares for the same cash price in the Merger.

14. Dividends and Distributions

The Merger Agreement provides that, without the prior written consent of Cott or as may be required by law, Crystal Rock will not, and will not permit any of its subsidiaries to, prior to the Effective Time, directly or indirectly, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any of its capital stock, other than dividends or other distributions paid by any direct or indirect wholly-owned subsidiary of Crystal Rock to Crystal Rock or any other direct or indirect wholly-owned subsidiary of Crystal Rock. See Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

15. Conditions of the Offer

Purchaser is not required to accept for payment or pay for any validly tendered Shares in the Offer and may delay the acceptance for payment of any validly tendered Shares if:

•	the Minimum Condition shall not have been satisfied at the Expiration Date;

•	at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following shall have occurred and be continuing at the Expiration Date:

•	a governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order that shall be in effect and shall have the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Offer and the Merger.

•	the representations and warranties made by Crystal Rock in the Merger Agreement relating to Crystal Rock’s organization and qualification, subsidiaries, organizational documents, and authority to execute and deliver the Merger Agreement and to perform its obligations thereunder and to consummate the transactions as contemplated by the Merger Agreement, shall fail to be true and correct as of the Expiration Date;

•	the representations and warranties made by Crystal Rock in the Merger Agreement relating to Crystal Rock’s capitalization shall fail to be true and correct as of the Expiration Date (except to the extent such representation or warranty was expressly made as of a particular date, in which case on and as of such date), except for inaccuracies that would not, individually or in the aggregate, result in more than a $5,000 increase in aggregate consideration payable by Cott pursuant to the Merger Agreement;

•	the remaining representations and warranties made by Crystal Rock in the Merger Agreement are not true and correct (1) as of the date of the Merger Agreement except to the extent such representation or warranty was expressly made as of a particular date, in which case on and as of such date, except only where the failure to be true and correct (without giving effect to any qualifications as to “materiality” or “Company Material Adverse Effect” set forth therein) individually or in the aggregate, is not, and would not reasonably be expected to be, material and adverse to the conduct of the business or financial condition of Crystal Rock and its subsidiaries, taken as a whole, and (2) as of such time (except to the extent such representation or warranty is expressly made as of a particular date, in which case on and as of such date), and except only where the failure of such representation or warranty of Crystal Rock to be so true and correct (without giving effect to any qualifications as to materiality or Company Material Adverse Effect), individually or in the aggregate, is not, and would not reasonably be expected to result in, a Company Material Adverse Effect;

•	Crystal Rock shall have breached or failed to perform, in any material respect, any obligation, agreement or covenant of Crystal Rock to be performed or complied with by it under the Merger Agreement;

•	there shall have occurred since the date of the Merger Agreement a Company Material Adverse Effect;

•	Cott and Purchaser shall have failed to receive a certificate executed by Crystal Rock’s Chief Executive Officer and Chief Financial Officer on behalf of Crystal Rock, dated as of the Expiration Date, to the effect that the conditions set forth in the second through sixth bullet points above shall have been satisfied; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Cott and Purchaser and may be asserted by Cott or Purchaser regardless of the circumstances giving rise to such conditions and may be waived in writing, as permitted by applicable law, by Cott or Purchaser (except for the Minimum Condition) in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement.

16. Legal Matters; Required Regulatory Approvals

General. We are not aware of any pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by Crystal Rock with the SEC and other publicly available information concerning Crystal Rock, we are not aware of any licenses or regulatory permits that appear to be material to the business of Crystal Rock and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares in the Offer, or of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares pursuant to the Offer. Should any such approval or other action be required, we expect to seek such approval or action, except as described below in this Section 16—“Legal Matters; Required Regulatory Approvals—State Takeover Laws” of this Offer to Purchase. There can be no assurance that any such approval or other action, if required, would be obtained or would be obtained without substantial conditions, or that adverse consequences to Crystal Rock’s business might not result. Except as otherwise described in this Offer to Purchase, although we do not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Crystal Rock’s business or that certain parts of Crystal Rock’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

State Takeover Laws. A number of states (including Delaware, where Crystal Rock is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Crystal Rock Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by Crystal Rock and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Crystal Rock Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Cott nor Crystal Rock has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Conditions of the Offer” of this Offer to Purchase.

The foregoing discussion of certain provisions of the DGCL is not a complete description of the DGCL or of those provisions thereof and is qualified in its entirety by reference to the DGCL. See Section 11—

“Purpose of the Offer; Plans for Crystal Rock; Other Matters” of this Offer to Purchase for a description of other matters related to the Offer, the Merger Agreement and the DGCL.

Cott is not aware of any mandatory regulatory filings to be made, approvals to be obtained or required waiting periods to expire in order to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (other than the filing of a certificate of merger with the Secretary of State of the State of Delaware). If any such approval or regulatory action is needed, however, Cott may not be able to obtain it or any of the other necessary approvals or regulatory actions. Even if Cott could obtain all necessary approvals or regulatory actions, conditions may be placed on the Offer or the Merger, on the businesses of Cott or on those of Crystal Rock that could cause the parties to fail to consummate the transactions.

17. Fees and Expenses

Cott has retained D.F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact the stockholders of Crystal Rock by mail, telephone and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. Cott will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for certain out-of-pocket expenses. Cott has agreed to indemnify the Information Agent and related parties against certain liabilities and expenses in connection with the Offer. In addition, Cott has retained American Stock Transfer & Trust Company, LLC as Depositary and Paying Agent in connection with the Offer. Cott will pay the Depositary and Paying Agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary and Paying Agent for certain out-of-pocket expenses and will indemnify the Depositary and Paying Agent against certain liabilities and expenses in connection with the Offer.

Except as set forth above, neither Cott nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Cott will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

Neither Cott nor Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute in any jurisdiction prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, stockholders of Crystal Rock in that jurisdiction. We have filed with the SEC this Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Crystal Rock has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the Crystal Rock Board with respect to the Offer and the reasons for the recommendation of the Crystal Rock Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Crystal Rock” and Section 9—“Certain Information Concerning Cott and Purchaser” of this Offer to Purchase.

Neither Cott nor Purchaser has authorized any person to give any information or to make any representation on behalf of Cott or Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, stockholders should not rely on any such information or representation as having been authorized.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Cott, Purchaser, Crystal Rock or any of their respective subsidiaries since the date as of which such information is furnished or the date of this Offer to Purchase.

CR MERGER SUB, INC.

February 20, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF COTT CORPORATION AND CR MERGER SUB, INC.

The following table sets forth the name, country of citizenship, business address, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five (5) years of each of the members of the board of directors and each executive officer of Cott Corporation.

Name, Citizenship and Business Address	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five(5) Years
David Gibbons United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Chairman of the Board	Retired	Same as present employment

Stephen Halperin Canada 1200 Britannia Rd. East, Mississauga, Ontario, Canada L4W 4T5 905-795-6500	Director	Retired	Same as present employment (2018-present) Partner at the law firm of Goodmans LLP (1987-2017)

Betty Jane Hess United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Director	Retired	Same as present employment

Gregory Monahan United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Director	Senior Managing Director of Crescendo Partners, L.P.	Same as present employment (2014-present) Managing director and other positions at Crescendo Partners L.P. (2005-2014)

Mario Pilozzi Canada 1200 Britannia Rd. East, Mississauga, Ontario, Canada L4W 4T5 905-795-6500	Director	Retired	Same as present employment

Name, Citizenship and Business Address	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five(5) Years
Andrew Prozes United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Director	Retired	Same as present employment

Eric Rosenfeld United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Director	President and Chief Executive Officer of Crescendo Partners, L.P.	Same as present employment

Graham Savage Canada 1200 Britannia Rd. East, Mississauga, Ontario, Canada L4W 4T5 905-795-6500	Director	Retired	Same as present employment

Kenneth C. “Casey” Keller Jr. United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Director	Chief Portfolio Officer at Mars Wrigley Confectionary	Same as present employment (2018-present) Global President and other positions at William Wrigley Jr. Company, a subsidiary of Mars, Inc. (2011-2018).

Jerry Fowden United Kingdom Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Chief Executive Officer and Director	Chief Executive Officer and Director of Cott	Same as present employment

Jay Wells United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Chief Financial Officer	Chief Financial Officer of Cott	Same as present employment

Name, Citizenship and Business Address	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five(5) Years
Thomas Harrington United States 2300 Windy Ridge Parkway Suite 500N Atlanta, GA 30339 770-933-1400	President Services/Chief Executive Officer—DSS	President Services/Chief Executive Officer—DSS of Cott

Same as present employment (2014-present)

Various positions, including Chief Executive Officer, President, Chief Operating Officer, West Division President, and Senior Vice President, Central Division at DSS Group Inc. (2004-2014)

Marni Morgan Poe United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Cott	Same as present employment

Jason Ausher United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Chief Accounting Officer	Chief Accounting Officer of Cott	Same as present employment (2015-present) VP Treasurer, Corporate Development of Cott (2011-2015)

Charles Hinson United States 300 Concord Parkway South Concord, NC 28027 800-933-2210	Chief Executive Officer of S&D Coffee and Tea	Chief Executive Officer of S&D Coffee and Tea	Same as present employment (2016-present) Chief Executive Officer at S&D Coffee and Tea (2000-2016)

Steve Erdman United States 2300 Windy Ridge Parkway Suite 500N Atlanta, GA 30339 770-933-1400	Senior Vice President Global Human Resources	Senior Vice President Global Human Resources at Cott	Same as present employment (2017-present) Director of Human Resources and various other positions at DSS Group Inc. (2004-2017)

CR MERGER SUB, INC.

The following table sets forth the name, country of citizenship, business address, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five (5) years of each member of the board of directors and each executive officer of CR Merger Sub, Inc.

Name, Citizenship and Business Address	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five(5) Years
Jerry Fowden United Kingdom Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	President, Chief Executive Officer and Director	Chief Executive Officer and Director of Cott	Same as present employment

Jay Wells United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Vice President, Chief Financial Officer and Director	Chief Financial Officer of Cott	Same as present employment

Jason Ausher United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Vice President and Chief Accounting Officer	Chief Accounting Officer of Cott	Same as present employment (2015-present) VP Treasurer, Corporate Development of Cott (2011-2015)

Shane Perkey United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Treasurer	Treasurer of Cott	Same as present employment (2015-present) Senior Director, Sales Finance of Cott (2013-2015)

Marni Morgan Poe United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Cott	Same as present employment

Name, Citizenship and Business Address	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five(5) Years
Michael James United States Corporate Center III Suite 400, 4221 W. Boy Scout Blvd. Tampa, FL 33607 813-313-1800	Assistant Secretary	Assistant Secretary of Cott	Same as present employment (2016-present) Corporate Counsel at Cott (2013-2016)

The Letter of Transmittal, Certificates and any other required documents should be sent or delivered by each stockholder of Crystal Rock or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail:	By Overnight Courier:

American Stock Transfer 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer 6201 15th Avenue Brooklyn, New York 11219

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Cott’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 669-5550

Banks and Brokers May Call Collect: (212) 269-5550

Email: crvp@dfking.com